MERIDIAN FUND, INC.
MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERIDIAN VALUE FUND

MERIDIAN • FUND INCORPORATED®

MEIFX

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Meridian Equity Income Fund

Top 10 Holdings
as of 06/30/2013

Holding		Market Value	Percentage of Portfolio
Flowers Foods, Inc.	$	843,413	2.9%
Leggett & Platt, Inc.		709,629	2.5%
Eaton Corp. Plc (Ireland)		706,799	2.5%
Meredith Corp.		705,960	2.5%
RPM International, Inc.		702,680	2.4%
BlackRock, Inc.		693,495	2.4%
Kimberly-Clark Corp.		684,837	2.4%
Cisco Systems, Inc.		680,680	2.4%
Walgreen Co.		680,680	2.4%
Johnson & Johnson		677,006	2.4%
Net Assets	**$**	**28,697,158**	

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MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND

MERIDIAN GROWTH FUND

MERIDIAN VALUE FUND

MERIDIAN FUND

INCORPORATED R

MEIFX

Prospectus/SAI

Fund Advisor

Financial Reports

Top 10 Holdings

Top 10 Sectors

Open an Account

Press

Meridian Equity Income Fund

Top 10 Sectors

as of 06/30/2013

Sector Market Value Pct. Assets Chemicals - Specialty $1,240,418 4.3%

Software & Services 1,161,207 4.0%

Technology 1,155,976 4.0%

Semiconductors 1,020,454 3.6%

Energy 983,058 3.4%

Food 843,413 2.9%

Household - Home Furnishings 709,629 2.5%

Industrial Machinery 706,799 2.5%

Media 705,960 2.5%

Asset Management & Custody Banks 693,495 2.4%

Net Assets $28,697,158

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MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND

MERIDIAN GROWTH FUND

MERIDIAN VALUE FUND

MERIDIAN FUND

INCORPORATED R

MERDX

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Meridian Growth Fund

Top 10 Holdings

as of 06/30/2013

Holding Market Value Percentage of Portfolio

Brown & Brown, Inc. $74,358,336 3.5%

Affiliated Managers Group, Inc. 63,280,840 3.0%

Perrigo Co. 58,334,100 2.8%

Mohawk Industries, Inc. 57,471,141 2.7%

Stericycle, Inc. 54,795,366 2.6%

LKQ Corp. 54,775,400 2.6%

Jones Lang LaSalle, Inc. 54,292,098 2.6%

FMC Corp. 50,270,698 2.4%

East West Bancorp, Inc. 48,584,250 2.3%

Cerner Corp. 48,045,000 2.3%

Net Assets $2,112,945,125

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MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND

MERIDIAN GROWTH FUND

MERIDIAN VALUE FUND

MERIDIAN FUND

INCORPORATED R

MERDX

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Meridian Growth Fund

Top 10 Sectors

as of 06/30/2013

Sector Market Value Pct. Assets

Retail $261,147,660 12.3%

Tech - Software 147,296,975 7.0%

Energy 134,255,558 6.4%

Technology 117,194,241 5.5%

Brokerage & Money Management 102,868,424 4.9%

Banking - Commercial 91,180,130 4.3%

Health Care Products 75,501,760 3.6%

Insurance Brokers 74,358,336 3.5%

Industrial 65,221,212 3.1%

Pharmaceuticals 58,334,100 2.8%

Net Assets $2,112,945,125

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MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND

MERIDIAN GROWTH FUND

MERIDIAN VALUE FUND

MERIDIAN FUND

INCORPORATED R

MVALX

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Meridian Value Fund

Top 10 Holdings

as of 06/30/2013

Holding Market Value Percentage of Portfolio

Broadridge Financial Solutions, Inc. $21,014,148 3.0%

Haemonetics Corp. 18,173,325 2.6%

Huron Consulting Group, Inc. 17,931,872 2.5%

Hawaiian Electric Industries, Inc. 17,701,181 2.5%

Verint Systems, Inc. 17,433,505 2.5%

Arthur J Gallagher & Co. 17,305,609 2.5%

Alexander & Baldwin, Inc. 16,345,200 2.3%

LKQ Corp. 15,635,400 2.2%

Bally Technologies, Inc. 15,176,980 2.2%

EOG Resources, Inc. 14,484,800 2.1%

Net Assets $ 704,522,621

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MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND

MERIDIAN GROWTH FUND

MERIDIAN VALUE FUND

MERIDIAN FUND

INCORPORATED R

MVALX

Prospectus/SAI

Fund Advisor

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Top 10 Sectors

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Meridian Value Fund

Top 10 Sectors

as of 06/30/2013

Sector Market Value Pct. Assets Technology $70,653,851 10.0%

Industrial 36,051,949 5.1%

Semiconductors 32,564,831 4.6%

Health Care Products 31,086,457 4.4%

Diversified Financial Services 31,079,392 4.4%

Energy 29,828,157 4.2%

Apparel 29,528,628 4.2%

Leisure & Amusement 29,331,980 4.2%

Aerospace & Defense 25,873,065 3.7%

Food 22,922,124 3.3%

Net Assets $704,522,621

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MERIDIAN FUND, INC.

August 1, 2013

To Our Shareholders:

Stocks continued their positive performance during the quarter ended June 30, 2013. For the quarter, the S&P 500 gained 2.9%, the NASDAQ gained 4.2% and the Russell 2000, which includes smaller companies, gained 3.1%. Combined with the strong performance in the quarter ended March 31st 2013, stocks enjoyed a robust first half of 2013. Economic factors were mixed but relatively benign; optimism over the housing market continued to buoy the U.S., and economic declines in Europe appeared to be slowing if not stabilizing. Emerging markets fared poorly due to worries of slowing growth, particularly in China and Brazil, but did not appear to dampen the performance of U.S. domestic stocks. The yield on the ten-year U.S. Treasury bond jumped from 1.87% to 2.52% during the quarter as the economic outlook continued its gradual improvement and the market acknowledged potential endings for the Federal Reserve’s quantitative easing programs. The best performing sectors during the quarter were financials, consumer discretionary and healthcare. The worst performing sectors were utilities, basic materials and energy. Financials performed well as rising rates and a steepening yield should improve the profitability of lending products. However, these same circumstances pressured the value of utility shares as higher rates are likely to simultaneously increase the competition for yield and reduce the value of dividends paid by these low growth companies.

GDP grew at 1.1% during the first quarter of 2013. This represented a meaningful appreciation from 0.4% in the previous quarter, but lagged traditional levels of GDP growth for a recovering economy. The increase in GDP was driven primarily by personal consumption expenditures, private inventory investment and residential fixed investment. This was offset by declines in government spending and exports. We are currently in the midst of second quarter corporate earnings reports and results to date are modestly encouraging for most of our portfolio companies. However, we continue to be concerned about historically high corporate profit margins. Estimates for S&P 500 earnings show that the earnings of non-financial companies are expected to decline for the quarter ended June 30, 2013. This indicates that profit margins may have peaked, and if that is the case then we believe future earnings growth could be difficult to achieve without an acceleration in revenue growth.

We continue to follow our long-established investment strategies and our stock selection discipline remains unchanged. History clearly shows that long-term investment results are improved by buying good companies or mutual funds consistently over an extended period of time.

As discussed further in the accompanying shareholder report, Aster Investment Management Co., Inc., the investment adviser to the Meridian Funds, entered into an agreement to sell its assets, including its rights with respect to the management of the Funds, to Arrowpoint AIM LLC. As a result of this agreement, shareholders of the Meridian Funds as of June 18, 2013 are being asked to approve an investment management agreement between Arrowpoint Asset Management, LLC (“Arrowpoint”) and the Meridian Funds at a shareholder meeting scheduled for August 28, 2013. If the proposed management agreement is approved by shareholders, Arrowpoint would become the investment adviser to the Meridian Funds.

We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders.

Jamie England

William Tao

Larry Cordisco

Jim O’Connor

Meridian Equity Income Fund R (MEIFX)

The Meridian Equity Income Fund’s net asset value per share at June 30, 2013 was $12.35. This represents an increase of 14.1% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception January 31, 2005 were 64.6% and 6.1%, respectively. At the close of the quarter, total net assets were $28,697,158 and were invested 1.0% in cash and other assets net of liabilities and 99.0% in stocks. At the close of the quarter, there were 431 shareholders in the Equity Income Fund.

The Fund continues to invest in companies that we believe have the potential for capital appreciation and the ability to grow dividends. The Fund is diversified, with 49 holdings representing 44 different industry groups at June 30, 2013. At the end of the quarter ended June 30, 2013, the portfolio’s average holding had a five-year average return on equity of

20.0% and an average dividend yield of 3.4%, both measures substantially higher than the average S&P 500 stock, with an average market capitalization of $46.2 billion and an average debt to capital ratio of 39.0%.

During the quarter, we purchased shares of Apple, Cisco Systems and Steelcase. We sold our shares in Cato, Digital Realty Trust and McDonalds.

Leggett & Platt is a leading manufacturer of engineered products and components. As the pioneer of steel coil springs found in mattresses and furniture, the company continues to supply a variety of components to bedding and furniture manufacturers. Additionally, Leggett & Platt’s broader product line includes retail store fixtures, office furniture components, automotive seating components and industrial steel wire and tubing. Customers choose Leggett & Platt as a supplier because the company’s manufacturing scale and processes result in lower costs than customers can produce themselves. We believe earnings should grow based on the contribution of new products, cost reduction efforts and the improving housing market. Moreover, future dividend growth appears likely based on a 42-year record of dividend increases. We believe Leggett & Platt is an attractive investment based on its 3.8% dividend yield and positive growth outlook.

Meridian Growth FundR (MERDX)

The Meridian Growth Fund’s net asset value per share at June 30, 2013 was $44.31. This represents an increase of 11.4% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception August 1, 1984 were 3,016.8% and 12.6%, respectively. At the close of the quarter, total net assets were $2,112,945,125 and were invested 6.0% in cash, cash equivalents and other assets net of liabilities and 94.0% in stocks. At the close of the quarter, there were 78,795 shareholders in the Growth Fund.

We continue to follow the investment strategy that has served the Fund well for the past 29 years. Our portfolio remains diversified in mid-sized growth companies which in our opinion are predominantly market leaders, having strong returns on capital, solid growth prospects and that sell at reasonable valuations. The Fund is invested in 56 positions representing 31 industry groups along with Treasury Bills. Our heaviest areas of concentration continue to be the consumer and technology sectors.

During the quarter, we purchased shares of Brunswick, Genesee & Wyoming and QLIK Technologies. We sold our positions in Autodesk, Life Technologies, RPM International and Ritchie Bros.

Perrigo is a global manufacturer of over-the-counter (OTC) store brand and generic prescription pharmaceuticals, infant formulas, nutritional products and active pharma ingredients. The company is the dominant player in the OTC drug market with the largest distribution network and broadest range of product offerings. The OTC store brands have increased their market share by about 1-2% annually at the expense of national name product given their superior value proposition to both the consumer and retailers. Perrigo has numerous growth drivers over the next few years including the continued penetration of OTC store brands and introduction of new product categories. The stock sells at a reasonable valuation, in our opinion, given the company’s strong management team, financial returns and long-term growth prospects.

Meridian Value FundR (MVALX)

The Meridian Value Fund’s net asset value per share at June 30, 2013 was $37.20. This represents an increase of 13.2% for the calendar year to date. The Fund’s total return and average annual compound rate of return since June 30, 1995 to date were 951.4% and 14.0%, respectively. At the close of the quarter, total net assets were $704,522,621 and were invested 5.2% in cash, cash equivalents and other assets net of liabilities and 94.8% in stocks. At the close of the quarter, there were 29,032 shareholders in the Value Fund.

We continue to seek out-of-favor companies, typically having experienced an extended period of declining earnings. Often these companies have experienced outsized declines in their stock prices as the market reacts to these earnings declines. We research these companies to determine the factors behind the earnings decline and evaluate the company’s response. Ideal investment candidates are those that are poised to resume sustainable growth and that are trading at a reasonable valuation based on potential earnings. The Fund is invested in 60 positions, representing 36 industry groups along with Treasury Bills. We continue to invest in companies of all market capitalizations and our largest areas of concentration are technology, industrials and transportation.

During the quarter, we purchased shares of Chiquita Brands, First Niagara Financial Group, Genesee & Wyoming, Informatica, Itron, National Instruments, Nvidia, Occidental Petroleum, Tempur-Pedic and Ubiquiti Networks. We sold our positions in Aecon Group, Corning, GATX, Monsanto, Newmont Mining, Ritchie Bros., Ultra Petroleum, UTI Worldwide and Zebra Technologies.

Haemonetics is the market leader in blood management products for collection centers and hospitals. The company’s equipment and related consumables allow collection centers to separate blood into the components of plasma, red cells and white cells. Hospital-based products include blood diagnostics, devices to salvage patient blood during surgery and software to manage blood supply. Earnings temporarily declined due to two product quality issues that management of Haemonetics has stated have been remedied. In our opinion, earnings growth may be expected to accelerate in the next few years as Haemonetics rolls out its automated whole blood collection solution to collection centers. Relative to the existing manual process, the company’s automated solution speeds up the collection process and reduces discard rates. Cost and efficiency gains become more important to collection centers as hospitals better manage their blood supply. We believe the company is a compelling value at 12x our $3.50 estimate of earnings power.

Miscellaneous

You can sign up for E-mail Alerts on our website at www.meridianfund.com. When you sign up for E-mail Alerts, you will receive notification of news items, shareholder reports, SEC filings and other information regarding the Meridian Funds.

The Meridian Funds are no-load and there are no transaction fees or commissions charged when you purchase shares directly through our transfer agent, BNY Mellon Investment Servicing (U.S.), Inc. This is a very cost-effective way to purchase shares of the Meridian Funds if you do not need the services of a broker-dealer or if you make multiple purchases.

The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a Fund’s entire portfolio and in the aggregate may represent only a small percentage of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of June 30, 2013 and are subject to change without notice.

Meridian Equity Income Fund

Summary of Portfolio Holdings

June 30, 2013

Portfolio Holdings by Category (% of total net assets)

Chemicals - Specialty 4.3% $1,240,418

Software & Services 4.0 1,161,207

Technology 4.0 1,155,976

Semiconductors 3.6 1,020,454

Energy 3.4 983,058

Food 2.9 843,413

Household - Home Furnishings 2.5 709,629

Industrial Machinery 2.5 706,799

Media 2.5 705,960

Asset Management & Custody Banks 2.4 693,495

Consumer Products - Household 2.4 684,837

Retail - Drug Store 2.4 680,680

Pharmaceuticals 2.4 677,006

Office Services & Supplies 2.3 656,100

Aerospace & Defense 2.2 629,068

Retail 2.2 623,137

Basic Materials 2.2 617,069

Distribution & Wholesale 2.1 607,775

Banking - Regional Banks 2.1 600,930

Consumer Products 2.1 599,044

Data Processing & Outsourced Services 2.1 598,928

Health Care Products 2.1 595,722

Air Freight & Logistics 2.1 589,361

Tobacco 2.0 587,696

Food Distributors 2.0 587,552

Electrical Components & Equipment 2.0 583,578

Electronic Equipment Manufacturing 2.0 572,130

Brewers 2.0 569,534

Oil & Gas - Storage & Transportation 2.0 565,144

Industrial Conglomerates 1.9 558,577

Banking - Commercial 1.9 558,552

Telecommunication Services - Integrated 1.9 555,072

Meridian Equity Income Fund

Summary of Portfolio Holdings (continued)

June 30, 2013

Diversified Financial Services 1.9% $ 552,864

Soft Drinks 1.9 551,160

Packaging 1.8 521,433

Chemicals - Diversified 1.8 513,450

Restaurants 1.8 511,200

Utilities 1.8 506,200

Railroads 1.7 494,020

Diversified Operations 1.7 492,085

REITs - Specialized 1.7 490,450

Insurance Brokers 1.7 487,024

REITs - Hotel & Lodging 1.6 453,552

Metals 1.1 314,475

Cash & Other Assets, Less Liabilities 1.0 291,344

100.0% $28,697,158

Meridian Growth Fund

Summary of Portfolio Holdings

June 30, 2013

Portfolio Holdings by Category (% of total net assets)

Retail 12.3% $ 261,147,660

Tech - Software 7.0 147,296,975

Energy 6.4 134,255,558

Technology 5.5 117,194,241

Brokerage & Money Management 4.9 102,868,424

Banking - Commercial 4.3 91,180,130

Health Care Products 3.6 75,501,760

Insurance Brokers 3.5 74,358,336

Industrial 3.1 65,221,212

Pharmaceuticals 2.8 58,334,100

Distribution & Wholesale 2.7 57,747,652

Flooring & Carpets 2.7 57,471,141

Health Care Technology 2.7 57,004,550

Environmental Facilities & Services 2.6 54,795,366

Automotive Wholesale Services 2.6 54,775,400

Real Estate Management & Services 2.6 54,292,098

Chemicals - Specialty 2.4 50,270,697

U.S. Government Obligations 2.4 49,997,702

Health Care Information Services 2.3 48,045,000

Electronic Equipment Manufacturing 2.2 46,995,300

Building Products 2.1 45,087,924

Industrial Conglomerates 2.1 44,308,810

Cellular Communications 2.0 42,033,452

Furniture & Fixtures 1.9 40,297,079

Trucking 1.8 38,698,968

Consumer Services 1.7 36,539,513

Transportation 1.6 33,804,500

Leisure Products 1.3 26,675,055

Restaurants 1.1 23,986,844

Railroads 0.8 16,900,128

Leisure & Amusement 0.7 14,751,283

Air Freight & Logistics 0.7 13,968,675

Cash & Other Assets, Less Liabilities 3.6 77,139,592

100.0% $2,112,945,125

Meridian Value Fund

Summary of Portfolio Holdings

June 30, 2013

Portfolio Holdings by Category (% of total net assets)

Technology 10.0% $ 70,653,851

Industrial 5.1 36,051,949

Semiconductors 4.6 32,564,831

Health Care Products 4.4 31,086,457

Diversified Financial Services 4.4 31,079,392

Energy 4.2 29,828,157

Apparel 4.2 29,528,628

Leisure & Amusement 4.2 29,331,980

Aerospace & Defense 3.7 25,873,065

Food 3.3 22,922,124

Health Care Services 3.0 20,894,594

Railroads 3.0 20,842,948

Retail 2.9 20,297,155

Consulting Services 2.5 17,931,872

Utilities 2.5 17,701,181

Insurance 2.5 17,305,609

Real Estate 2.3 16,345,200

Automotive Wholesale Services 2.2 15,635,400

U.S. Government Obligations 2.1 14,998,995

Office Services & Supplies 2.0 14,317,560

Banking - Regional Banks 2.0 14,296,379

Basic Materials 1.9 13,693,860

Diversified Operations 1.8 12,921,531

Banking - Commercial 1.7 12,184,980

Packaging 1.6 11,389,823

Consumer Products 1.5 10,362,495

Home Improvement Retail 1.6 10,242,800

Pharmaceuticals 1.4 9,860,994

Industrial Conglomerates 1.4 9,797,990

Storage 1.3 9,263,370

Transportation 1.3 8,870,000

Tech - Software 1.3 8,868,510

Meridian Value Fund

Summary of Portfolio Holdings (continued)

June 30, 2013

Restaurants 1.2% $ 8,478,332

Household - Home Furnishings 1.1 7,581,530

Industrial Services 1.0 7,161,912

Chemicals - Specialty 0.9 6,594,366

Metals 0.8 5,711,874

Cash & Other Assets, Less Liabilities 3.1 22,050,927

100.0% $704,522,621

Meridian Fund, Inc.

Disclosure of Fund Expenses (Unaudited)

For the Six Month Period January 1, 2013 to June 30, 2013

We believe it is important for you to understand the impact of fees and expenses on your investment. All mutual funds have operating expenses. As a shareholder of the Fund, you incur ongoing costs, which generally include costs for portfolio management and administrative services, and other Fund expenses. Operating expenses, which are deducted from a Fund’s gross income, directly reduce the investment return of the portfolio. A Fund’s expenses are expressed as a percentage of its average net assets. This figure is known as the expense ratio. The following examples are intended to help you understand the ongoing costs (in dollars) of investing in your Fund and to compare these costs with those of other mutual funds. The examples are based on an investment of $1,000 made at the beginning of the period shown and held for the entire period and assume reinvestment of all dividends and distributions.

Beginning Account Value 1/1/13

Ending Account Value 6/30/13

Expense Ratio(1)

Expenses Paid During Period(2)

Actual Fund Return

(See explanation below)

Meridian Equity Income Fund $1,000.00 $1,141.40 1.25%(4) $6.64

Meridian Growth Fund $1,000.00 $1,113.90 0.86% $4.51

Meridian Value Fund $1,000.00 $1,132.10 1.14% $6.03

Hypothetical 5% Return(3)

(See explanation below)

Meridian Equity Income Fund $1,000.00 $1,018.60 1.25%(4) $6.26

Meridian Growth Fund $1,000.00 $1,020.53 0.86% $4.31

Meridian Value Fund $1,000.00 $1,019.14 1.14% $5.71

(1) Annualized, based on the Fund’s most recent fiscal half-year expenses.

(2) Expenses are equal to the Fund’s annualized expense ratio multiplied by the average account value over the period, multiplied by 181, the number of days in the most recent fiscal half-year, then divided by 365.

(3) Before expenses.

(4) See note 2 to Financial Statements.

Meridian Fund, Inc.

Disclosure of Fund Expenses (Unaudited) (continued)

For the Six Month Period January 1, 2013 to June 30, 2013

The table above illustrates your Fund’s costs in two ways:

Actual Fund Return: This section helps you to estimate the actual expenses that you paid over the period. The “Ending Account Value” shown is derived from the Fund’s actual return, the third column shows the period’s annualized expense ratio, and the last column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund at the beginning of the period. You may use the information here, together with your account value, to estimate the expenses that you paid over the period.

To do so, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period.”

Hypothetical 5% Return: This section is intended to help you compare your Fund’s costs with those of other mutual funds. It assumes that the Fund had a return of 5% before expenses during the period shown, but that the expense ratio is unchanged. In this case, because the return used is not the Fund’s actual return, the results do not apply to your investment. You can assess your Fund’s costs by comparing this 5% Return hypothetical example with the 5% Return hypothetical examples that appear in shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs such as short-term redemption and exchange fees or sales and service charges you may pay third party broker/dealers. Had these transactional costs been included, your costs would have been higher. Therefore, the hypothetical section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.

Management’s Discussion of Meridian Equity Income Fund R Performance

During the fiscal year ended June 30, 2013, the Meridian Equity Income Fund gained 18.28% compared to a gain of 20.59% for the S&P 500 with reinvested dividends, a gain of 24.21% for the Russell 2000 and a gain of 15.95% for the NASDAQ.

The Equity Income Fund is highly diversified. During the period the Fund was invested in individual companies comprising 76 sectors. During the fiscal year, each sector holding was typically weighted between 1.10% and 2.24% of net assets. As a result of this strategy, one sector cannot move the performance dramatically in any direction.

The Fund’s strongest performance was from companies in the food, industrial machinery, media, household–home furnishings, retail-drug store, asset management & custody banks, pharmaceutical, technology, chemicals-specialty, energy, software & services and semiconductor sectors. The Fund’s weakest performance was from companies in the metals, computer hardware, health care products, REITS specialized and multi-utilities sectors.

The Fund strategy emphasizes investments in companies that typically pay dividends or interest, have the potential for capital appreciation and which its investment adviser believes may have the capacity to raise dividends in the future.

Value of $10,000 invested in the Meridian Equity Income Fund and the S&P 500 Index

Meridian Equity Income Fund

Average Annual Total Return

$20,000

$18,000

$16,000

$14,000

$12,000

$10,000

$8,000

$6,000

One Year 18.28%

Five Years 7.53%

Since Inception 6.10%

Meridian Equity Income Fund

S&P 500 Index

$16,460

$16,239

1/31/05* 6/30/05 12/31/05 6/30/06 12/31/06 6/30/07 12/31/07 6/30/08 12/31/08 6/30/09 12/31/09 6/30/10 12/31/10 6/30/11 12/31/11 6/30/12 12/31/12 6/30/13

Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares and do not reflect the imposition of a 2% redemption fee on shares held 60 days or less to deter market timers. If reflected, the taxes and fees would reduce the performance quoted. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.

* Inception date.

Management’s Discussion of Meridian Growth Fund R Performance

During the fiscal year ended June 30, 2013, the Meridian Growth Fund gained 15.54% compared to a gain of 20.59% for the S&P 500 with reinvested dividends, a gain of 24.21% for the Russell 2000 and a gain of 15.95% for the NASDAQ.

The Growth Fund’s performance reflected the strength of our holdings in the retail, technology, energy, commercial banking and brokerage & money management sectors (representing approximately sixteen, six, six, five and five percent of total portfolio holdings as of June 30, 2013, respectively), as well as the performance of individual stocks that may be the only issue we own in a particular sector. This was offset primarily by relative weakness in the tech-software and healthcare products sectors (representing approximately twelve and twelve percent of total portfolio holdings as of June 30, 2013, respectively), as well as the performance of individual stocks that may be the only issue we own in a particular sector.

Value of $10,000 invested in the Meridian Growth Fund, the Russell 2000 Index and the S&P 500 Index

$40,000

$30,000

$20,000

$10,000

$0

Meridian Growth Fund

Average Annual Total Return

One Year 15.54%

Five Years 12.07%

Ten Years 10.66%

Meridian Growth Fund

S&P 500 Index

Russell 2000 Index

$27,487

$24,441

$20,272

6/30/02 6/30/03 6/30/04 6/30/05 6/30/06 6/30/07 6/30/08 6/30/09 6/30/10 6/30/11 6/30/12 6/30/13

Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares and do not reflect the imposition of a 2% redemption fee on shares held 60 days or less to deter market timers. If reflected, the taxes and fees would reduce the performance quoted. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.

Management’s Discussion of Meridian Value Fund R Performance

During the fiscal year ended June 30, 2013, the Meridian Value Fund gained 21.98% compared to a gain of 20.59% for the S&P 500 with reinvested dividends, a gain of 24.21% for the Russell 2000 and a gain of 15.95% for the NASDAQ.

The Value Fund’s performance reflected the strength of our holdings in the leisure & amusement, office services and supplies, food, insurance, technology, railroads, retail, aerospace & defense, apparel, diversified financial services, energy, home improvement retail, healthcare services, semiconductor, and restaurant sectors (together representing approximately fifty-six percent of total portfolio holdings as of June 30, 2013), as well as the performance of individual stocks that may comprise the only holding in a particular sector. This was offset primarily by relative weakness in the chemicals-specialty, industrial products, metal, tech-software and utilities sectors (together representing approximately seven percent of total portfolio holdings as of June 30, 2013). The Meridian Value Fund’s strategy is to invest in stocks, across a range of market capitalizations, which the Investment Adviser believes are undervalued in relation to the issuer’s long-term earnings power, asset value and/or the stock market in general. Investments include both smaller company equities and mid-to-large capitalization stocks. Based on this strategy, the Fund’s average compounded annual return for the ten-year period from June 30, 2003 to June 30, 2013 was an 8.66% gain compared to a 7.26% gain for the S&P 500, with reinvested dividends. The Meridian Value Fund’s average compounded annual return from inception to June 30, 2013 was a gain of 13.06%, compared to a gain of 8.96% for the S&P 500, with reinvested dividends. (Inception date: February 10, 1994. Prior to June 30, 1995 the Value Fund’s cash position was approximately 50%, as the Fund was in the start-up process of becoming fully invested).

Value of $10,000 invested in the Meridian Value Fund and the S&P 500 Index

$40,000

$30,000

$20,000

$10,000

$0

Meridian Value Fund

Average Annual Total Return

One Year 21.98%

Five Years 6.57%

Ten Years 8.66%

Meridian Value Fund

S&P 500 Index

$23,941

$20,272

6/30/02 6/30/03 6/30/04 6/30/05 6/30/06 6/30/07 6/30/08 6/30/09 6/30/10 6/30/11 6/30/12 6/30/13

Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares and do not reflect the imposition of a 2% redemption fee on shares held 60 days or less to deter market timers. If reflected, the taxes and fees would reduce the performance quoted. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.

Meridian Equity Income Fund
Schedule of Investments

June 30, 2013

	Shares		Value
COMMON STOCKS - 99.0%			
AEROSPACE & DEFENSE - 2.2%			
Lockheed Martin Corp	5,800	$	629,068
AIR FREIGHT & LOGISTICS - 2.1%			
United Parcel Service, Inc. Class B	6,815		589,361
ASSET MANAGEMENT & CUSTODY BANKS - 2.4%			
BlackRock, Inc.	2,700		693,495
BANKING-COMMERCIAL - 1.9%			
Bank of Hawaii Corp.	11,100		558,552
BANKING - REGIONAL BANKS - 2.1%			
Cullen/Frost Bankers, Inc.	9,000		600,930
BASIC MATERIALS - 2.2%			
Compass Minerals International, Inc.	7,300		617,069
BREWERS - 2.0%			
Molson Coors Brewing Co. Class B	11,900		569,534
CHEMICALS-DIVERSIFIED - 1.8%			
EI du Pont de Nemours & Co.	9,780		513,450
CHEMICALS-SPECIALTY - 4.3%			
Innophos Holdings, Inc.	11,400		537,738
RPM International, Inc.	22,000		702,680
			1,240,418
CONSUMER PRODUCTS - 2.1%			
Scotts Miracle-Gro Co. (The) Class A	12,400		599,044
CONSUMER PRODUCTS - HOUSEHOLD - 2.4%			
Kimberly-Clark Corp.	7,050		684,837
DATA PROCESSING & OUTSOURCED SERVICES - 2.1%			
Paychex, Inc.	16,400	$	598,928
DISTRIBUTION & WHOLESALE - 2.1%			
Genuine Parts Co.	7,785		607,775
DIVERSIFIED FINANCIAL SERVICES - 1.9%			
Broadridge Financial Solutions, Inc.	20,800		552,864
DIVERSIFIED OPERATIONS - 1.7%			
Koninklijke Philips N.V. (Netherlands)	18,098		492,085
ELECTRICAL COMPONENTS & EQUIPMENT - 2.0%			
Emerson Electric Co.	10,700		583,578
ELECTRONIC EQUIPMENT MANUFACTURING - 2.0%			
Molex, Inc.	19,500		572,130
ENERGY - 3.4%			
Chevron Corp.	4,700		556,198
Enbridge Energy Partners LP	14,000		426,860
			983,058
FOOD - 2.9%			
Flowers Foods, Inc.	38,250		843,413
FOOD DISTRIBUTORS - 2.0%			
SYSCO Corp.	17,200		587,552
HEALTH CARE PRODUCTS - 2.1%			
Baxter International, Inc.	8,600		595,722
HOUSEHOLD - HOME FURNISHINGS - 2.5%			
Leggett & Platt, Inc.	22,825		709,629

The accompanying notes are an integral part of the financial statements.

15

Meridian Equity Income Fund Schedule of Investments (continued)

June 30, 2013

Shares

Value

COMMON STOCKS (continued)

INDUSTRIAL CONGLOMERATES - 1.9%

Air Products & Chemicals, Inc. 6,100 $558,577

INDUSTRIAL MACHINERY - 2.5%

Eaton Corp. Plc (Ireland) 10,740 706,799

INSURANCE BROKERS - 1.7%

Marsh & McLennan Cos., Inc. 12,200 487,024

MEDIA - 2.5%

Meredith Corp. 14,800 705,960

METALS - 1.1%

Newmont Mining Corp. 10,500 314,475

OFFICE SERVICES & SUPPLIES - 2.3%

Steelcase, Inc. Class A 45,000 656,100

OIL & GAS - STORAGE & TRANSPORTATION - 2.0%

Spectra Energy Corp. 16,400 565,144

PACKAGING - 1.8%

Greif, Inc. Class A 9,900 521,433

PHARMACEUTICALS - 2.4%

Johnson & Johnson 7,885 677,006

RAILROADS - 1.7%

Norfolk Southern Corp. 6,800 494,020

REITS - HOTEL & LODGING - 1.6%

Chatham Lodging Trust REIT 26,400 453,552

REITS - SPECIALIZED - 1.7%

Campus Crest Communities, Inc.

REIT 42,500 490,450

Shares

Value

RESTAURANTS - 1.8%

Einstein Noah Restaurant Group, Inc. 36,000 $511,200

RETAIL - 2.2%

Hasbro, Inc. 13,900 623,137

RETAIL - DRUG STORE - 2.4%

Walgreen Co. 15,400 680,680

SEMICONDUCTORS - 3.6%

Intel Corp. 18,100 438,382

Linear Technology Corp. 15,800 582,072

1,020,454

SOFT DRINKS - 1.9%

Dr Pepper Snapple Group, Inc. 12,000 551,160

SOFTWARE & SERVICES - 4.0%

CA, Inc. 19,700 564,011

Microsoft Corp. 17,295 597,196

1,161,207

TECHNOLOGY - 4.0%

Apple, Inc. 1,200 475,296

Cisco Systems, Inc. 28,000 680,680

1,155,976

TELECOMMUNICATION

SERVICES - INTEGRATED - 1.9%

AT&T, Inc. 15,680 555,072

TOBACCO - 2.0%

Reynolds American, Inc. 12,150 587,696

The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund Schedule of Investments (continued)

June 30, 2013

Shares

Value

COMMON STOCKS (continued)

UTILITIES - 1.8%

Hawaiian Electric Industries, Inc. 20,000 $506,200

TOTAL INVESTMENTS - 99.0%

(Cost $23,250,093)

28,405,814

CASH AND OTHER ASSETS, LESS

LIABILITIES - 1.0%

291,344

NET ASSETS - 100.0%

$28,697,158

REIT - Real Estate Investment Trust

The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund
Schedule of Investments
June 30, 2013

	Shares	Value
COMMON STOCKS - 94.0%		
AIR FREIGHT & LOGISTICS - 0.7%		
Expeditors International of Washington, Inc.	367,500	$ 13,968,675
AUTOMOTIVE WHOLESALE SERVICES - 2.6%		
LKQ Corp.*	2,127,200	54,775,400
BANKING - COMMERCIAL - 4.3%		
Bank of Hawaii Corp	846,500	42,595,880
East West Bancorp, Inc	1,766,700	48,584,250
		91,180,130
BROKERAGE & MONEY MANAGEMENT - 4.9%		
Affiliated Managers Group, Inc.*	386,000	63,280,840
LPL Financial Holdings, Inc.	1,048,400	39,587,584
		102,868,424
BUILDING PRODUCTS - 2.1%		
Valspar Corp. (The)	697,200	45,087,924
CELLULAR COMMUNICATIONS - 2.0%		
SBA Communications Corp. Class A*	567,100	42,033,452
CHEMICALS - SPECIALTY - 2.4%		
FMC Corp.	823,300	50,270,697
CONSUMER SERVICES - 1.7%		
Rollins, Inc.	1,410,792	36,539,513
DISTRIBUTION & WHOLESALE - 2.7%		
Watsco, Inc.	469,900	39,452,804
World Fuel Services Corp.	457,600	18,294,848
		57,747,652
ELECTRONIC EQUIPMENT MANUFACTURING - 2.2%		
AMETEK, Inc.	1,111,000	$ 46,995,300
ENERGY - 6.4%		
Continental Resources, Inc.*	370,200	31,859,412
Core Laboratories NV (Netherlands)	227,000	34,426,820
FMC Technologies, Inc.*	668,945	37,246,858
Noble Energy, Inc.	511,700	30,722,468
		134,255,558
ENVIRONMENTAL FACILITIES & SERVICES - 2.6%		
Stericycle, Inc.*	496,200	54,795,366
FLOORING & CARPETS - 2.7%		
Mohawk Industries, Inc.*	510,900	57,471,141
FURNITURE & FIXTURES - 1.9%		
Herman Miller, Inc.	1,488,625	40,297,079
HEALTH CARE INFORMATION SERVICES - 2.3%		
Cerner Corp.*	500,000	48,045,000
HEALTH CARE PRODUCTS - 3.6%		
DENTSPLY International, Inc.	1,012,000	41,451,520
Edwards Lifesciences Corp.*	506,700	34,050,240
		75,501,760
HEALTH CARE TECHNOLOGY - 2.7%		
IDEXX Laboratories, Inc.*	360,000	32,320,800
PerkinElmer, Inc.	759,500	24,683,750
		57,004,550

The accompanying notes are an integral part of the financial statements.

18

Meridian Growth Fund

Schedule of Investments (continued)

June 30, 2013

Shares

Value

COMMON STOCKS (continued)

INDUSTRIAL - 3.1%

Woodward, Inc. 963,900 $38,556,000

Xylem, Inc. 989,800 26,665,212

65,221,212

INDUSTRIAL CONGLOMERATES - 2.1%

Pall Corp. 667,000 44,308,810

INSURANCE BROKERS - 3.5%

Brown & Brown, Inc. 2,306,400 74,358,336

LEISURE & AMUSEMENT - 0.7%

Royal Caribbean Cruises, Ltd. 442,450 14,751,283

LEISURE PRODUCTS - 1.3%

Brunswick Corp. 834,900 26,675,055

PHARMACEUTICALS - 2.8%

Perrigo Co. 482,100 58,334,100

RAILROADS - 0.8%

Genesee & Wyoming, Inc. Class A* 199,200 16,900,128

REAL ESTATE MANAGEMENT & SERVICES - 2.6%

Jones Lang LaSalle, Inc. 595,700 54,292,098

RESTAURANTS - 1.1%

Cracker Barrel Old Country Store, Inc. 253,400 23,986,844

RETAIL - 12.3%

AutoZone, Inc.* 83,000 35,166,270

Bed Bath & Beyond, Inc.* 435,000 30,841,500

Coach, Inc. 353,000 20,152,770

Dollar Tree, Inc.* 399,500 20,310,580

DSW, Inc. Class A 481,000 35,339,070

Mattel, Inc. 685,105 31,042,107

Shares

Value

RETAIL (continued)

PetSmart, Inc. 457,215 $30,628,833

Sally Beauty Holdings, Inc.* 1,036,300 32,228,930

Tumi Holdings, Inc.* 1,059,900 25,437,600

261,147,660

TECHNOLOGY - 5.5%

Avago Technologies, Ltd. (Singapore) 1,167,600 43,644,888

Trimble Navigation, Ltd.* 1,765,700 45,925,857

Zebra Technologies Corp. Class A* 635,900 27,623,496

117,194,241

TECH - SOFTWARE - 7.0%

ANSYS, Inc.* 450,500 32,931,550

Citrix Systems, Inc.* 430,200 25,953,966

MICROS Systems, Inc.* 378,800 16,345,220

QLIK Technologies, Inc.* 257,000 7,265,390

Solera Holdings, Inc 571,600 31,809,540

Teradata Corp.* 590,300 29,650,769

TIBCO Software, Inc.* 156,100 3,340,540

147,296,975

TRANSPORTATION - 1.6%

Kirby Corp.* 425,000 33,804,500

TRUCKING - 1.8%

J.B. Hunt Transport Services, Inc. 535,700 38,698,968

TOTAL COMMON STOCKS - 94.0%

(Cost $1,549,216,670)

1,985,807,831

The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund

Schedule of Investments (continued)

June 30, 2013

Value

U.S. GOVERNMENT OBLIGATIONS - 2.4%

U.S. Treasury Bill @ .035%** due 08/08/13 (Face Value $35,000,000)

$34,998,707

U.S. Treasury Bill @ .041%** due 09/19/13 (Face Value $15,000,000)

14,998,995

TOTAL U.S. GOVERNMENT OBLIGATIONS

(Cost $49,997,374)

49,997,702

TOTAL INVESTMENTS - 96.4%

(Cost $1,599,214,044)

2,035,805,533

CASH AND OTHER ASSETS, LESS LIABILITIES - 3.6%

77,139,592

NET ASSETS - 100.0%

$2,112,945,125

* Non-income producing securities

** Annualized yield at date of purchase

The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Schedule of Investments

June 30, 2013

	Shares	Value
COMMON STOCKS - 94.8%		
AEROSPACE & DEFENSE - 3.7%		
FLIR Systems, Inc.	512,100	$ 13,811,337
Orbital Sciences Corp.*	694,400	12,061,728
		25,873,065
APPAREL - 4.2%		
Gildan Activewear, Inc. (Canada)	325,300	13,177,903
Maidenform Brands, Inc.*	297,500	5,155,675
Wolverine World Wide, Inc.	205,000	11,195,050
		29,528,628
AUTOMOTIVE WHOLESALE SERVICES - 2.2%		
LKQ Corp.*	607,200	15,635,400
BANKING - COMMERCIAL - 1.7%		
Associated Banc-Corp.	783,600	12,184,980
BANKING - REGIONAL BANKS - 2.0%		
First Niagara Financial Group, Inc.	1,419,700	14,296,379
BASIC MATERIALS - 1.9%		
Compass Minerals International, Inc.	162,000	13,693,860
CHEMICALS - SPECIALTY - 0.9%		
Innophos Holdings, Inc.	139,800	6,594,366
CONSULTING SERVICES - 2.5%		
Huron Consulting Group, Inc.*	387,800	17,931,872
CONSUMER PRODUCTS - 1.5%		
Scotts Miracle-Gro Co. (The) Class A	214,500	10,362,495
DIVERSIFIED FINANCIAL SERVICES - 4.4%		
Broadridge Financial Solutions, Inc.	790,600	$ 21,014,148
Equifax, Inc.	170,800	10,065,244
		31,079,392
DIVERSIFIED OPERATIONS - 1.8%		
Koninklijke Philips Electronics N.V. (Netherlands)	475,231	12,921,531
ENERGY - 4.2%		
Energen Corp.	154,100	8,053,266
EOG Resources, Inc.	110,000	14,484,800
Occidental Petroleum Corp.	81,700	7,290,091
		29,828,157
FOOD - 3.3%		
Chiquita Brands International, Inc.*	256,800	2,804,256
Flowers Foods, Inc.	608,550	13,418,527
Lancaster Colony Corp.	85,900	6,699,341
		22,922,124
HEALTH CARE PRODUCTS - 4.4%		
Haemonetics Corp.*	439,500	18,173,325
Masimo Corp.	609,110	12,913,132
		31,086,457
HEALTH CARE SERVICES - 3.0%		
Humana, Inc.	118,300	9,982,154
ICON Plc ADR* (Ireland)	308,000	10,912,440
		20,894,594
HOME IMPROVEMENT RETAIL - 1.6%		
Sherwin-Williams Co. (The)	58,000	10,242,800
HOUSEHOLD - HOME FURNISHINGS - 1.1%		
Tempur Sealy International, Inc.*	172,700	7,581,530

The accompanying notes are an integral part of the financial statements.

21

Meridian Value Fund

Schedule of Investments (continued)

June 30, 2013

Shares

Value

COMMON STOCKS (continued)

INDUSTRIAL - 5.1%

Flowserve Corp. 231,900 $12,524,919

Lennox International, Inc. 196,900 12,707,926

Xylem, Inc. 401,600 10,819,104

36,051,949

INDUSTRIAL CONGLOMERATES - 1.4%

Air Products & Chemicals, Inc. 107,000 9,797,990

INDUSTRIAL SERVICES - 1.0%

W.W. Grainger, Inc. 28,400 7,161,912

INSURANCE - 2.5%

Arthur J Gallagher & Co. 396,100 17,305,609

LEISURE & AMUSEMENT - 4.2%

Bally Technologies, Inc.* 269,000 15,176,980

Polaris Industries, Inc. 149,000 14,155,000

29,331,980

METALS - 0.8%

New Gold, Inc.* (Canada) 889,700 5,711,874

OFFICE SERVICES & SUPPLIES - 2.0%

Steelcase, Inc. Class A 982,000 14,317,560

PACKAGING - 1.6%

Aptargroup, Inc. 206,300 11,389,823

PHARMACEUTICALS - 1.4%

Hospira, Inc.* 257,400 9,860,994

RAILROADS - 3.0%

Genesee & Wyoming, Inc. Class A* 75,100 6,371,484

Union Pacific Corp. 93,800 14,471,464

20,842,948

REAL ESTATE - 2.3%

Alexander & Baldwin, Inc.* 411,200 16,345,200

Shares

Value

RESTAURANTS - 1.2%

Denny’s Corp.* 1,508,600 $8,478,332

RETAIL - 2.9%

Aeropostale, Inc.* 457,900 6,319,020

Mattel, Inc. 308,500 13,978,135

20,297,155

SEMICONDUCTORS - 4.6%

Linear Technology Corp. 316,200 11,648,808

NVIDIA Corp. 560,500 7,863,815

Power Integrations, Inc. 321,800 13,052,208

32,564,831

STORAGE - 1.3%

Mobile Mini, Inc.* 279,438 9,263,370

TECHNOLOGY - 10.0%

Brocade Communications Systems, Inc.* 1,183,600 6,817,536

Cree, Inc.* 107,000 6,833,020

eBay, Inc.* 191,000 9,878,520

Informatica Corp.* 290,600 10,165,188

Itron, Inc.* 181,200 7,688,316

National Instruments Corp. 288,400 8,057,896

Ubiquiti Networks, Inc. 215,500 3,779,870

Verint Systems, Inc.* 491,500 17,433,505

70,653,851

TECH - SOFTWARE - 1.3%

Citrix Systems, Inc.* 147,000 8,868,510

TRANSPORTATION - 1.3%

Matson, Inc. 354,800 8,870,000

UTILITIES - 2.5%

Hawaiian Electric Industries, Inc. 699,375 17,701,181

TOTAL COMMON STOCKS - 94.8%

(Cost $508,079,496)

667,472,699

The accompanying notes are an integral part of the financial statements.

Meridian Value Fund

Schedule of Investments (continued)

June 30, 2013

Value

U.S. GOVERNMENT OBLIGATIONS - 2.1%

U.S. Treasury Bill @ .041%** due 09/19/13 (Face Value $15,000,000)

$14,998,995

TOTAL U.S. GOVERNMENT OBLIGATIONS

(Cost $14,998,667)

14,998,995

TOTAL INVESTMENTS - 96.9%

(Cost $523,078,163)

682,471,694

CASH AND OTHER ASSETS, LESS LIABILITIES - 3.1%

22,050,927

NET ASSETS - 100.0%

$704,522,621

ADR - American Depositary Receipt

* Non-income producing securities

** Annualized yield at date of purchase

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.

Statements of Assets and Liabilities

June 30, 2013

Equity Income Fund

Growth Fund

Value Fund

ASSETS

Investments (Cost $23,250,093, $1,599,214,044 and $523,078,163 respectively) $28,405,814 $2,035,805,533 $682,471,694

Cash 372,958 69,009,400 23,691,197

Receivable for:

Capital shares purchased — 448,291 93,799

Securities sold — 23,017,598 8,573,935

Dividends 67,716 518,587 513,872

Interest 14 3,347 1,161

Prepaid expenses 31,196 30,260 9,090

TOTAL ASSETS 28,877,698 2,128,833,016 715,354,748

LIABILITIES

Payable for:

Capital shares sold 99,492 2,053,399 382,692

Securities purchased — 12,021,406 9,624,293

Accrued expenses:

Investment advisory fees 10,599 1,319,027 582,998

Professional fees 62,669 271,010 139,685

Other payables and accrued expenses 7,780 223,049 102,459

TOTAL LIABILITIES 180,540 15,887,891 10,832,127

NET ASSETS $28,697,158 $2,112,945,125 $704,522,621

Capital shares issued and outstanding, par value $0.01 (500,000,000, 500,000,000 and 500,000,000 shares authorized, respectively)

2,322,939 47,682,084 18,940,452

Net asset value per share (offering and redemption price) $12.35 $44.31 $37.20

Net Assets consist of:

Paid in capital $25,817,086 $1,477,038,861 $600,710,439

Accumulated net realized gain (loss) on investments and foreign currency translations (2,724,972) 200,389,453 (58,414,701)

Net unrealized appreciation on investments and foreign currency translations 5,155,721 436,591,489 159,393,531

Undistributed (distributions in excess of) net investment income 449,323 (1,074,678) 2,833,352

$28,697,158 $2,112,945,125 $704,522,621

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.

Statements of Operations

For the Year Ended June 30, 2013

Equity Income Fund

Growth Fund

Value Fund

INVESTMENT INCOME

Dividends $915,927 $21,683,995 $10,926,582

Foreign tax withholding (2,561) (107,692) (127,498)

Interest 545 86,428 25,222

Total investment income 913,911 21,662,731 10,824,306

EXPENSES

Investment advisory fees 256,938 16,661,807 6,908,791

Custodian fees 7,627 200,481 67,834

Directors’ fees and expenses 1,000 306,163 97,176

Pricing fees 26,900 215,459 84,866

Professional fees 73,336 793,511 269,735

Registration and filing fees 35,843 59,472 42,510

Reports to shareholders 3,426 311,687 134,668

Transfer agent fees 13,053 524,013 362,626

Miscellaneous expenses 938 77,362 23,465

Total expenses 419,061 19,149,955 7,991,671

Fees waived by Adviser (Note 2) (75,932) — —

Net expenses 343,129 19,149,955 7,991,671

Net investment income 570,782 2,512,776 2,832,635

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND FOREIGN CURRENCY RELATED TRANSACTIONS

Net realized gain on investments 1,655,567 363,025,066 101,658,219

Net realized loss on foreign currency related transactions — — 853

Net change in unrealized appreciation/depreciation on investments 2,402,213 (55,210,405) 32,364,704

Net realized and unrealized gain on investments and foreign currency related translations 4,057,780 307,814,661 134,023,776

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS $4,628,562 $310,327,437 $136,856,411

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.

Statements of Changes in Net Assets

Equity Income Fund

Growth Fund

Year Ended June 30, 2013

Year Ended June 30, 2012

Year Ended June 30, 2013

Year Ended June 30, 2012

OPERATIONS

Net investment income $570,782 $716,129 $2,512,776 $5,425,699

Net realized gain on investments 1,655,567 1,247,536 363,025,066 182,254,242

Net change in unrealized appreciation/depreciation on investments 2,402,213 (1,059,666) (55,210,405) (132,481,769)

Net increase in net assets from operations 4,628,562 903,999 310,327,437 55,198,172

DISTRIBUTIONS TO SHAREHOLDERS

Distributions from ordinary income (639,477) (666,723) (6,998,656) (3,952,996)

Distributions from net realized capital gains — — (312,972,771) (179,546,182)

Net distributions (639,477) (666,723) (319,971,427) (183,499,178)

CAPITAL SHARE TRANSACTIONS

Proceeds from sales of shares 525,065 1,755,274 222,874,783 606,354,021

Reinvestment of distributions 626,539 661,090 308,104,009 177,474,961

Redemption fees — 3,282 78,376 172,598

Less: redemptions of shares (7,187,267) (7,556,784) (892,551,886) (786,698,568)

Decrease resulting from capital share transactions (6,035,663) (5,137,138) (361,494,718) (2,696,988)

Total decrease in net assets (2,046,578) (4,899,862) (371,138,708) (130,997,994)

NET ASSETS

Beginning of year 30,743,736 35,643,598 2,484,083,833 2,615,081,827

End of year $28,697,158 $30,743,736 $2,112,945,125 $2,484,083,833

Undistributed (distributions in excess of) net investment income at end of year $449,323 $518,016 $(1,074,678) $2,165,221

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.

Statements of Changes in Net Assets

Value Fund

Year Ended June 30, 2013

Year Ended June 30, 2012

OPERATIONS

Net investment income $2,832,635 $2,282,603

Net realized gain on investments and foreign currency related transactions 101,659,072 67,572,308

Net change in unrealized appreciation/depreciation on investments and foreign currency related translations 32,364,704 (51,595,129)

Net increase in net assets from operations 136,856,411 18,259,782

DISTRIBUTIONS TO SHAREHOLDERS

Distributions from ordinary income (2,282,630) (3,256,492)

Net distributions (2,282,630) (3,256,492)

CAPITAL SHARE TRANSACTIONS

Proceeds from sales of shares 12,805,749 17,262,910

Reinvestment of distributions 2,219,386 3,188,208

Redemption fees 2,031 8,236

Less: redemptions of shares (133,725,786) (216,127,160)

Decrease resulting from capital share transactions (118,698,620) (195,667,806)

Total increase (decrease) in net assets 15,875,161 (180,664,516)

NET ASSETS

Beginning of year 688,647,460 869,311,976

End of year $704,522,621 $688,647,460

Undistributed net investment income at end of year $2,833,352 $2,282,494

The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Fiscal Year Ended June 30,								For the fiscal period from January 31, 2005 through June 30, 2005+
	2013	2012	2011	2010	2009	2008	2007	2006	
Net Asset Value - Beginning of Period	$ 10.71	$ 10.61	$ 8.51	$ 6.88	$ 10.37	$ 13.14	$ 11.05	$ 10.10	$ 10.00
Income (Loss) from Investment Operations									
Net Investment Income	0.24[1]	0.22[1]	0.20[1]	0.19[1]	0.22[1]	0.24[1]	0.18	0.15	0.06
Net Gains (Losses) on Investments (both realized and unrealized)	1.68	0.09	2.11	1.63	(2.96)	(2.25)	2.19	0.93	0.04
Total From Investment Operations	1.92	0.31	2.31	1.82	(2.74)	(2.01)	2.37	1.08	0.10
Less Distributions									
Distributions from Net Investment Income	(0.28)	(0.21)	(0.21)	(0.19)	(0.22)	(0.22)	(0.17)	(0.12)	0.00
Distributions from Net Realized Capital Gains	0.00	0.00	0.00	0.00	(0.53)	(0.54)	(0.11)	(0.01)	0.00
Total Distributions	(0.28)	(0.21)	(0.21)	(0.19)	(0.75)	(0.76)	(0.28)	(0.13)	0.00
Net Asset Value - End of Period	$ 12.35	$ 10.71	$ 10.61	$ 8.51	$ 6.88	$ 10.37	$ 13.14	$ 11.05	$ 10.10
Total Return	18.28%	3.09%	27.30%	26.44%	(26.75%)	(15.84%)	21.61%	10.75%	1.00%[2]
Ratios/Supplemental Data									
Net Assets, End of Period (000's)	$ 28,697	$30,744	$ 35,644	$ 24,937	$ 20,719	$ 33,519	$ 43,188	$ 25,451	$ 8,412
Ratio of Expenses to Average Net Assets									
Before fees waived	1.53%	1.41%	1.25%	1.30%	1.43%	1.25%[4]	1.29%	1.67%	3.96%[5]
After fees waived[6]	1.25%	1.25%	1.25%[3]	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%[5]
Ratio of Net Investment Income to Average Net Assets									
After fees waived	2.08%	2.17%	2.04%	2.27%	2.73%	2.02%	1.64%	1.80%	2.11%[5]
Portfolio Turnover Rate	44%	31%	29%	63%	49%	62%	37%	60%	25%[2]

\+ The Fund commenced investment operations on January 31, 2005.

[1] Per share net investment income has been calculated using the average daily shares method.

[2] Not Annualized.

[3] Includes fees waived, which were less than 0.01%.

[4] The Advisor recouped $4,849 during the fiscal year ended June 30, 2008, representing previously reimbursed expenses. Had such payment not been made, the expense ratio would have been 1.24%.

[5] Annualized.

[6] See note 2 to Financial Statements.

The accompanying notes are an integral part of the financial statements.

28

Meridian Growth Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Fiscal Year Ended June 30,									
	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Net Asset Value - Beginning of Year	$ 45.06	$ 47.61	$ 33.94	$ 27.89	$ 33.60	$ 42.74	$ 38.54	$ 35.77	$ 35.38	$ 27.24
Income (Loss) from Investment Operations										
Net Investment Income (Loss)	0.05[1]	0.10[1]	0.08[1]	0.08[1]	0.15[1]	0.05[1]	0.04	(0.01)	(0.07)	(0.04)
Net Gains (Losses) on Investments (both realized and unrealized)	6.23	0.69	13.67	6.11	(4.68)	(5.56)	7.29	3.58	1.02	9.10
Total From Investment Operations	6.28	0.79	13.75	6.19	(4.53)	(5.51)	7.33	3.57	0.95	9.06
Less Distributions										
Distributions from Net Investment Income	(0.15)	(0.07)	(0.07)	(0.12)	(0.09)	(0.05)	(0.01)	0.00	0.00	0.00
Distributions from Net Realized Capital Gains	(6.88)	(3.27)	(0.01)	0.00	(1.09)	(3.58)	(3.12)	(0.80)	(0.56)	(0.92)
Distributions from Paid in Capital Distribution	0.00	0.00	0.00	(0.02)	(0.00)[2]	0.00	0.00	0.00	0.00	0.00
Total Distributions	(7.03)	(3.34)	(0.08)	(0.14)	(1.18)	(3.63)	(3.13)	(0.80)	(0.56)	(0.92)
Net Asset Value - End of Year	$ 44.31	$ 45.06	$ 47.61	$ 33.94	$ 27.89	$ 33.60	$ 42.74	$ 38.54	$ 35.77	$ 35.38
Total Return	15.54%	2.45%	40.51%	22.18%	(13.01%)	(13.80%)	19.69%	10.08%	2.65%	33.65%
Ratios/Supplemental Data										
Net Assets, End of Year (000's)	$2,112,945	$2,484,084	$2,615,082	$1,438,266	$1,197,656	$1,516,015	$2,066,750	$1,689,374	$1,693,564	$1,273,302
Ratio of Expenses to Average Net Assets	0.87%	0.85%	0.81%	0.84%	0.86%	0.84%	0.84%	0.85%	0.86%	0.88%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.11%	0.22%	0.18%	0.24%	0.52%	0.13%	0.11%	(0.03%)	(0.21%)	(0.21%)
Portfolio Turnover Rate	37%	25%	26%	37%	35%	39%	40%	29%	32%	19%

[1] Per share net investment income (loss) has been calculated using the average daily shares method.
[2] Distribution includes a return of capital that rounds that rounds to less than $.01 per share.

The accompanying notes are an integral part of the financial statements.

29

Meridian Value Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Fiscal Year Ended June 30,									
	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Net Asset Value - Beginning of Year	$ 30.60	$ 29.59	$ 22.80	$ 20.53	$ 29.43	$ 38.79	$ 36.14	$ 38.11	$ 40.35	$ 31.65
Income (Loss) from Investment Operations										
Net Investment Income (Loss)	0.14[1]	0.09[1]	0.10[1]	0.07[1]	0.22[1]	0.15[1]	0.41	0.18	0.19	0.00
Net Gains (Losses) on Investments (both realized and unrealized)	6.57	1.05[2]	6.77	2.45	(7.80)	(3.12)	7.74	2.45	2.96	8.70
Total From Investment Operations	6.71	1.14	6.87	2.52	(7.58)	(2.97)	8.15	2.63	3.15	8.70
Less Distributions										
Distributions from Net Investment Income	(0.11)	(0.13)	(0.08)	(0.25)	0.00	(0.35)	(0.41)	(0.32)	(0.28)	0.00
Distributions from Net Realized Capital Gains	0.00	0.00	0.00	0.00	(1.32)	(6.04)	(5.09)	(4.28)	(5.11)	0.00
Total Distributions	(0.11)	(0.13)	(0.08)	(0.25)	(1.32)	(6.39)	(5.50)	(4.60)	(5.39)	0.00
Net Asset Value - End of Year	$ 37.20	$ 30.60	$ 29.59	$ 22.80	$ 20.53	$ 29.43	$ 38.79	$ 36.14	$ 38.11	$ 40.35
Total Return	21.98%	3.89%[2]	30.13%	12.20%	(25.72%)	(8.82%)	23.90%	7.35%	8.00%	27.49%
Ratios/Supplemental Data										
Net Assets, End of Year (000's)	$704,523	$688,647	$869,312	$802,936	$ 831,572	$1,319,186	$1,819,440	$1,686,874	$2,271,478	$2,226,590
Ratio of Expenses to Average Net Assets	1.16%	1.14%	1.09%	1.09%	1.12%	1.09%	1.08%	1.09%	1.08%	1.09%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.41%	0.31%	0.37%	0.27%	0.97%	0.44%	0.59%	0.49%	0.48%	0.01%
Portfolio Turnover Rate	55%	20%	38%	45%	87%	61%	75%	58%	59%	81%

[1] Per share net investment income (loss) has been calculated using the average daily shares method.

[2] Includes a gain resulting from litigation payments on securities owned in a prior year. Without these gains, the net realized gains on investments per share would have been $0.99, and the return would have been 3.69%.

The accompanying notes are an integral part of the financial statements.

30

Meridian Fund, Inc.

Notes to Financial Statements

For the Year Ended June 30, 2013

1. Organization and Significant Accounting Policies: Meridian Fund, Inc. (“Meridian”) is comprised of the Meridian Equity Income Fund (the “Equity Income Fund”), the Meridian Growth Fund (the “Growth Fund”) and the Meridian Value Fund (the “Value Fund”). The Equity Income Fund, the Growth Fund and the Value Fund (each, a “Fund” and collectively, the “Funds”) are registered under the Investment Company Act of 1940, as no-load, diversified, open-end management investment companies. The Equity Income Fund began operations and was registered on January 31, 2005. The Growth Fund began operations and was registered on August 1, 1984. The Value Fund began operations on February 10, 1994 and was registered on February 7, 1994.

The primary investment objective of the Equity Income Fund is to seek long-term growth of capital along with income as a component of total return.

The primary investment objective of the Growth Fund is to seek long-term growth of capital.

The primary investment objective of the Value Fund is to seek long-term growth of capital.

The following is a summary of significant accounting policies for all of the Funds:

a. Investment Valuations: All equity securities are valued at the close of business of the New York Stock Exchange (NYSE), which is usually 4:00 p.m. (Eastern Time). Equity securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Foreign securities shall be valued in U.S. dollars utilizing spot exchange rates at the close of regular trading on the NYSE. However, many securities markets and exchanges outside the U.S. close prior to the close of the NYSE; therefore, the closing prices for securities in such markets or on such exchanges may not fully reflect events that occur after such close but before the close of the NYSE. In those situations, foreign securities will be fair valued pursuant to the policy adopted by the Board of Directors of Meridian (the “Board”), including utilizing a third party pricing service to determine these fair values (as described below).

Fixed income (debt) securities with original or remaining maturities of more than 60 days are typically valued at the mean of representative quoted bid and asked prices or, if such prices are not available, quoted bid and asked prices for securities of comparable maturity, quality and type. Fixed income securities of sufficient credit quality with 60 days or less to maturity are typically amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day.

Securities and other assets for which reliable market quotations are not readily available will be valued at their fair value as determined by Aster Investment Management Co., Inc., the investment adviser to the Funds (the “Adviser”), pursuant to the policy and procedures adopted by, and under the general supervision of, the Board. The Adviser may determine that fair value

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Year Ended June 30, 2013

pricing is appropriate for securities that, for example, are thinly traded or illiquid, or where the Adviser believes that the prices provided by a pricing service are not accurate or where such prices are not available. If a security or class of securities (such as foreign securities) is valued at fair value, such value is likely to be different from the quoted or published prices for the security.

The determination of fair value often requires significant judgment. To determine fair value, management may use assumptions including, but not limited to, future cash flows and estimated risk premiums. Multiple inputs from various sources may be used to determine fair value.

b. Federal Income Taxes: It is the Funds’ policy to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and to distribute all of their taxable income to their shareholders; therefore, no federal income tax provision is required.

c. Security Transactions: Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and federal income tax purposes. Dividend income is recorded on the ex-dividend date. Interest income is accrued daily.

d. Cash and Cash Equivalents: All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Available funds are automatically swept into a cash reserve account, which preserves capital with a consistently competitive rate of return. Interest accrues daily and is credited by the third business day of the following month.

e. Expenses: Expenses arising in connection with a Fund are charged directly to that Fund. Expenses common to the Funds are generally allocated to each Fund in proportion to their relative net assets.

f. Use of Estimates: The preparation of financial statements in accordance with accounting principals generally accepted in the U.S. (“GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and revenue and expenses at the date of the financial statements. Actual amounts could differ from those estimates.

g. Distributions to Shareholders: The Funds record distributions to shareholders on the ex-dividend date. The amount of distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from GAAP. These “book/tax” differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification.

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Year Ended June 30, 2013

Distributions which exceed net investment income and net realized capital gains are reported as distributions in excess of net investment income or distributions in excess of net realized capital gains for financial reporting purposes but not for tax purposes. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital.

h. Guarantees and Indemnification: Under the Funds’ organizational documents, its Officers and Directors are indemnified against certain liability arising out of the performance of their duties to the Funds. Additionally, in the normal course of business, the Funds enter into contracts with service providers that contain general indemnification clauses. The Funds’ maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Funds that have not yet occurred.

i. Foreign Currency Translation: Securities denominated in foreign currencies are converted into U.S. dollars using the spot market rate of exchange at the time of valuation, which, as indicated above, is typically the close of the NYSE. Purchases and sales of such securities and related dividend and interest income are converted into U.S. dollars using the spot market rate of exchange prevailing on the respective dates of such translations. Foreign securities and currency transactions may involve risks not associated with U.S. securities and currency. The Funds do not separately report the effect of changes in foreign exchange rates from changes in market prices on securities held. Such changes are included in net realized and unrealized gain or loss from investments as reported in the Statement of Operations.

j. Fair Value Measurements: As described in Note 1.a. above, the Funds utilize various methods to determine and measure the fair value of investment securities on a recurring basis. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - quoted prices in active markets for identical securities;

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.); and

Level 3 - significant unobservable inputs (including the Fund’s determinations as to the fair value of investments).

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Year Ended June 30, 2013

The inputs or methodology used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. The summary of inputs used to value the Funds’ securities as of June 30, 2013 is as follows:

Valuation Inputs

Equity Income Fund

Growth Fund

Value Fund

Level 1 - Quoted Prices* $28,405,814 $1,985,807,831 $667,472,699

Level 2 - Other Significant Observable

Inputs** — 49,997,702 14,998,995

Level 3 - Significant Unobservable Inputs — — —

Total Market Value of Investments $28,405,814 $2,035,805,533 $682,471,694

* Level 1 investments are comprised of common stock with industry classifications as defined on the Schedule of Investments.

** Level 2 investments are comprised of U.S. Treasury Securities.

During the fiscal year ended June 30, 2013 there were no reportable transfers between levels.

2. Related Parties: Effective July 13, 2012, Meridian, on behalf of each Fund, entered into a new Investment Management Agreement and Service Agreement with the Adviser (the “Management Agreement”). The Funds’ Board, and each Fund’s shareholders, approved, among other matters, the Management Agreement with the Adviser.

Prior to his death on February 16, 2012, Richard F. Aster, Jr. owned approximately 96% of the Adviser. In connection with his death, Mr. Aster’s ownership interest in the Adviser, among other assets, was transferred (the “Transfer”) to a trust (the “Trust”). First Republic Trust Company (“First Republic”), as a co-trustee of the Trust, has sole authority to act under the Trust agreement with respect to the Trust’s ownership interest in the Adviser. In this regard, First Republic has the authority, on behalf of the Trust, without limitation, to make all decisions regarding the Trust’s ownership interest in the Adviser, as well as the administration, management and operations of the Adviser. The Transfer constituted a change of control, under the 1940 Act, which required a new investment management agreement to be approved by the Board and Fund shareholders. In immediate response to Mr. Aster’s death, the Board approved interim investment management agreements with the Adviser, which were in place until the Board and shareholders approved the Management Agreement.

Prior to the Transfer, the Funds were managed by the Adviser under an Investment Management Agreement, Power of Attorney and Service Agreement, dated November 1, 2000 (for the Growth Fund and the Value Fund), and an Investment Management Agreement, dated January 31, 2005 (for the Equity Income Fund) (together, the “Previous Management Agreements”). The Management Agreement has the same fee rates as, and is otherwise substantially similar to, the Previous Management Agreements for each Fund. None of the differences between the Management Agreement and the Previous Management Agreements are considered to be material in nature.

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Year Ended June 30, 2013

On May 15, 2013, the Adviser entered into an agreement to sell substantially all of its assets, including its rights with respect to the Management Agreement, and transfer certain liabilities to Arrowpoint AIM LLC, a wholly-owned subsidiary of Arrowpoint Asset Management, LLC (“Arrowpoint”) (the “Transaction”). The closing of the Transaction is subject to certain conditions, including, among others, approval of an investment management agreement (the “Proposed Management Agreement”) between Arrowpoint and Meridian, on behalf of each of the Funds, by the Board and shareholders of each Fund. There are no material differences between the Management Agreement and the Proposed Management Agreement. In this regard, the Management Agreement and the Proposed Management Agreement contain the same terms, conditions, and fee rates, including applicable breakpoints, and provide for the same management services. The Board has approved the Proposed Management Agreement and has recommended that shareholders approve the Proposed Management Agreement. In this regard, shareholders of the Funds as of June 18, 2013 have received a proxy statement requesting approval of the Proposed Management Agreement, as well as certain other changes to each Fund’s fundamental investment restrictions. The shareholder meeting to consider these proposals is scheduled for August 28, 2013. Please see the proxy statement for additional information.

The Adviser receives from the Equity Income Fund, as compensation for its services, an annual fee of 1% of the first $10,000,000 of the Equity Income Fund’s net assets, 0.90% of the next $20,000,000 of the Equity Income Fund’s net assets, 0.80% of the next $20,000,000 of the Equity Income Fund’s net assets and 0.70% of the Equity Income Fund’s net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets.

The Adviser receives from the Growth Fund, as compensation for its services, an annual fee of 1% of the first $50,000,000 of the Growth Fund’s net assets and 0.75% of the Growth Fund’s net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets.

The Adviser receives from the Value Fund, as compensation for its services, an annual fee of 1% of the Value Fund’s net assets. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets.

The Adviser voluntarily agreed to waive its fee and reimburse expenses, to the extent that total annual operating expenses for the Equity Income Fund exceeds 1.25%. With respect to these limits, the Adviser waived fees in the amount of $75,932 for the Equity Income Fund during the fiscal year ended June 30, 2013.

For a period not to exceed three years from the date on which a waiver or reimbursement of expenses in excess of the expense limitation is made by the Adviser, the Equity Income Fund will carry forward, and may repay the Adviser such amounts; provided the Fund is able to effect such reimbursement and maintain the expense limitation.

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Year Ended June 30, 2013

At June 30, 2013, the balance of carried forward recoupable expenses along with the year of expiration for the Equity Income Fund was:

Amount Expiration

$1,193 2014

52,027 2015

75,932 2016

Subject to the approval of the Board, the Fund may repay the Adviser the amount of its reimbursement for the Equity Income Fund for up to three years following the reimbursement to the extent the Equity Income Fund’s expenses drop below 1.25%, after giving effect to repayment by the Fund. Either the Fund or the Adviser can modify or terminate this arrangement at any time.

As indicated above, the Richard F. Aster, Jr. Trust owns the majority of the shares of the Adviser. In addition, beneficial ownership in the Funds by the Richard F. Aster, Jr. Trust as of June 30, 2013 were as follows:

Equity Income Fund 73.31%

Growth Fund 0.94%

Value Fund 2.74%

Please see Note 8, Concentration and Market Risk, for additional information regarding significant shareholders.

3. Capital Shares Transactions: Transactions in capital shares for the fiscal year ended June 30, 2013 and the fiscal year ended June 30, 2012 were as follows:

Equity Income Fund

June 30, 2013

June 30, 2012

Increase in Fund shares:

Shares sold 44,994 168,446

Shares issued from reinvestment of distributions 57,322 66,844

102,316 235,290

Shares redeemed (650,572) (722,117)

Net decrease (548,256) (486,827)

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Year Ended June 30, 2013

Growth Fund

June 30, 2013

June 30, 2012

Increase in Fund shares:

Shares sold 5,089,627 13,733,443

Shares issued from reinvestment of distributions 7,664,279 4,381,018

12,753,906 18,114,461

Shares redeemed (20,199,677) (17,918,599)

Net increase (decrease) (7,445,771) 195,862

Value Fund

June 30, 2013 June 30, 2012

Increase in Fund shares:

Shares sold 377,414 601,947

Shares issued from reinvestment of distributions 67,213 117,473

444,627 719,420

Shares redeemed (4,011,043) (7,589,319)

Net decrease (3,566,416) (6,869,899)

4. Directors and Officers: Certain Directors and/or Officers of the Funds are also Directors and/or Officers of the Adviser. The sole Director and acting Chief Executive Officer of the Adviser is a Director of the Funds and is a minority shareholder of the Adviser. Directors and Officers of the Funds who are Directors and/or Officers of the Adviser receive no compensation from the Funds.

Each Non-Interested Director is paid an annual fee set at $40,000. An additional $5,000 is paid to each Non-Interested Director for attendance at each in-person meeting of the Board and an additional $1,000 is paid to each Non-Interested Director for participating in a telephonic meeting of the Board. An additional $3,000 is paid to each member of the Audit or Governance Committee of the Board for attendance at an in-person Audit or Governance Committee meeting and an additional $1,000 is paid to each member of the Audit or Governance Committee of the Board for participating in a telephonic Audit or Governance Committee meeting.

An additional $10,000 is paid to the Chairman of the Board and the Chairman of a Committee of the Board. The Chairman of the Board also receives an additional $2,500 for attending each in-person meeting of the Board. The Chairman of a Committee receives an additional $2,000 for attending each in person Committee meeting.

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Year Ended June 30, 2013

5. Investment Transactions: The cost of investments purchased and the proceeds from sales of investments, excluding short-term securities and U.S. government obligations, for the fiscal year ended June 30, 2013, were as follows:

Purchases

Proceeds from Sales

Equity Income Fund $11,557,837 $16,623,483

Growth Fund 756,041,862 1,436,045,737

Value Fund 351,982,370 451,906,814

6. Distribution Information: Income and long-term capital gains distributions are determined in accordance with federal income tax regulations, which may differ from GAAP. The tax character of distributions made during the fiscal years ended June 30, 2013 and June 30, 2012 were as follows:

2013 Taxable Distributions

Ordinary Income

Net Long-Term Capital Gain

Total Distributions

Equity Income Fund $639,477 $— $639,477

Growth Fund 5,752,675 314,218,752 319,971,427

Value Fund 2,282,630 — 2,282,630

2012 Taxable Distributions

Ordinary Income

Net Long-Term Capital Gain

Total Distributions

Equity Income Fund $666,723 $— $666,723

Growth Fund 4,922,849 178,576,329 183,499,178

Value Fund 3,256,492 — 3,256,492

7. Federal Income Taxes Information: Management has analyzed the Funds’ tax positions taken on federal income tax returns for all open tax years (current and prior three tax years), and has concluded that no provision for federal income tax is required in the Funds’ financial statements.

The Funds’ federal and state income and federal excise tax returns for tax years for which the applicable statutes of limitations have not expired are subject to examination by the Internal Revenue Service and state departments of revenue. During the fiscal year ended June 30, 2013, the Funds did not incur any interest or penalties related to unrecognized tax benefits.

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Year Ended June 30, 2013

Permanent differences, incurred during the year ended June 30, 2013, resulting from differences in book and tax accounting have been reclassified at year end to undistributed net investment income and accumulated realized gain/(loss) as follows:

Increase/(Decrease) Paid-in-Capital

Increase/(Decrease) Undistributed Net Investment Income/(Loss)

Increase/(Decrease) Accumulated Realized Gain/(Loss)

Equity Income Fund $— $2 $(2)

Growth Fund — 1,245,981 (1,245,981)

Value Fund — 853 (853)

The aggregate cost of investments, unrealized appreciation and depreciation, for federal income tax purposes, at June 30, 2013 is as follows:

Aggregate Cost

Aggregate Gross Unrealized Appreciation

Aggregate Gross Unrealized Depreciation

Net Unrealized Appreciation

Equity Income Fund $23,232,684 $5,501,693 $(328,563) $5,173,130

Growth Fund 1,600,182,122 449,743,552 (14,120,141) 435,623,411

Value Fund 523,310,181 162,860,107 (3,698,594) 159,161,513

Components of Accumulated Earnings on a Tax Basis

Equity Income Fund

Growth Fund

Value Fund

Undistributed ordinary income $426,476 $— $2,833,352

Capital loss carry forward (2,717,970) — (56,006,510)

Undistributed long-term capital gains — 201,357,531 —

Unrealized appreciation 5,173,130 435,623,411 159,161,513

Qualified Late-Year Deferred Losses (1,564) (1,074,678) (2,176,173)

Total Accumulated Earnings $2,880,072 $635,906,264 $103,812,182

The differences between book and tax-basis unrealized appreciations are attributable to the tax deferral of losses on wash sales.

As of June 30, 2013 the Funds had capital loss carry forwards available to offset future realized capital gains through the indicated expiration dates:

Amount

Expires

Equity Income Fund $2,717,970 2018

Value Fund 56,006,510 2018

Capital loss carryforwards utilized in the current year were $1,652,009 and $100,957,319 for Equity Income Fund and Value Fund, respectively.

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Year Ended June 30, 2013

Under the Regulated Investment Company Modernization Act of 2010, the eight-year limit on the carry forward and use of capital losses was eliminated and capital losses incurred by the Funds after June 30, 2011 will not be subject to expiration. In addition, losses incurred after June 30, 2011 will retain their character as either a short-term or long-term capital loss on the first day of the next taxable year and must be utilized prior to the losses incurred in pre-enactment taxable years.

8. Concentration and Market Risk: Investing in the Funds may involve certain risks, as discussed in the Funds’ prospectus, including, but not limited to, those described below. Any of these risks could cause an investor to lose money.

The value of a Fund’s stock investments will fluctuate in response to the activities of individual companies and general stock market and economic conditions.

From time to time, the Funds may have individual shareholders holding a significant percentage of shares outstanding. Investment activities of these shareholders could have a material impact on the Funds. In this regard, as indicated in Note 2 Related Parties, the Richard F. Aster, Jr. Trust owned 73.31% of the Meridian Equity Income Fund as of June 30, 2013.

9. Subsequent Events: Management has evaluated the impact of all subsequent events on the Funds through the date the financial statements were issued, and has noted no additional events that require recognition or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Meridian Fund, Inc.:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Meridian Equity Income Fund, Meridian Growth Fund and Meridian Value Fund (constituting Meridian Fund, Inc., hereafter referred to as the “Funds”) at June 30, 2013, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as “financial statements”) are the responsibility of the Funds’ management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at June 30, 2013 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California

August 21, 2013

Board Consideration of Proposed Management Agreement with Arrowpoint Asset Management, LLC (unaudited)

The Board of Directors (the “Board”) of Meridian Fund, Inc. (the “Corporation”), including all of the Directors who have no direct or indirect interest in the Proposed Management Agreement (as defined below) and are not “interested persons” of the Corporation, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Directors”), unanimously approved a new investment management agreement (“Proposed Management Agreement”) between Arrowpoint Asset Management, LLC (“Arrowpoint”) and the Corporation, on behalf of Meridian Equity Income Fund, Meridian Growth Fund and Meridian Value Fund (each, a “Fund” and collectively, the “Funds”), at a meeting held on June 11, 2013. As detailed below, the Directors met on multiple occasions, telephonically and in-person, in advance of the June 11, 2013 meeting, held numerous other meetings and discussions with management of Arrowpoint and representatives from Aster Investment Management Co., Inc. (the “Current Adviser”), including on-site visits to Arrowpoint, and reviewed and considered a variety of information in connection with the approval of the Proposed Management Agreement.

Specifically, the Board, including the Independent Directors, reviewed and approved the Proposed Management Agreement for each Fund. Prior to approving the Proposed Management Agreement, the Directors were presented with, and requested, received and evaluated, extensive information and materials about Arrowpoint, the transaction regarding the Current Adviser’s agreement to sell substantially all of its assets, including its rights with respect to the current investment management agreement between the Current Adviser and the Corporation, on behalf of each of the Funds (the “Current Management Agreement”), and transfer certain liabilities to Arrowpoint AIM LLC, a wholly-owned subsidiary of Arrowpoint (the “Transaction”), and related matters from Arrowpoint and the Current Adviser. Upon the closing of the Transaction (the “Closing”), the Current Management Agreement will automatically terminate. In this connection, the Directors reviewed, among other information, Arrowpoint’s responses to a series of detailed requests submitted by the Independent Directors’ independent legal counsel (“Independent Counsel”). The Directors also consulted with Independent Counsel, who advised on the legal standards for consideration by the Directors, and otherwise assisted the Directors in their deliberations.

As noted above, prior to the meeting on June 11, 2013, the Directors held several meetings to discuss the potential Transaction, including a telephonic meeting of the Independent Directors held on April 5, 2013 and a meeting held in-person with representatives from Arrowpoint on May 14, 2013. In addition, at several meetings since Richard Aster’s passing in February 2012, the Directors met with representatives from the Current Adviser to discuss the status of the potential sale of the Current Adviser and its implications for the Funds.

The Board considered a variety of factors and reviewed a significant amount of information in connection with its consideration of the Transaction and the approval of the Proposed Management Agreement. The summary set forth below of the Board’s deliberations and considerations of various factors is not intended to be exhaustive but, rather, to highlight some of the key factors considered. The approval determinations were made on the basis of each Director’s business judgment after consideration

Board Consideration of Proposed Management Agreement with Arrowpoint Asset Management, LLC (unaudited) (continued)

of all of the information presented and reviewed by the Directors. In their deliberations, the Directors did not identify any single item that was paramount or controlling and individual Directors may have attributed different weights to various factors. The Directors also evaluated all information available to them on a Fund-by-Fund basis, and their determinations were made separately in respect of each Fund.

The following summarizes a number of the key factors considered by the Directors in reaching their approvals and determinations with respect to the Proposed Management Agreement, which is followed by a more detailed discussion of the Directors’ consideration of these and other factors considered relevant by the Directors in their evaluation of the Proposed Management Agreement:

(i) the terms and conditions of the Proposed Management Agreement compared to the terms and conditions of the Current Management Agreement, as described below;

(ii) the fact that each Fund’s advisory fee rate(s) payable under the Proposed Management Agreement would remain the same as the fee rate(s) under the Current Management Agreement and that existing shareholders would continue to enjoy the current fee rates with respect to their investments in the Funds;

(iii) that there is an expectation that the nature, quality and extent of services to be provided to the Funds under the Proposed Management Agreement will meet or exceed the level provided by the Current Adviser under the Current Management Agreement;

(iv) the qualifications of the personnel of Arrowpoint expected to provide advisory and other services to each Fund, including representations by Arrowpoint with respect to its intention to assign Messrs. Schaub and Meade to manage the Meridian Growth Fund and to assign the Current Adviser’s existing portfolio management team, led by Mr. England, to manage the Meridian Value Fund and the Meridian Equity Income Fund and that other members of Arrowpoint’s senior management team, including its principals, have substantial experience in managing equity mutual funds;

(v) the resources, reputation, financial strength, regulatory and compliance program of Arrowpoint, and the potential benefits to the Funds of the combination of Arrowpoint and the existing personnel and resources of the Current Adviser;

(vi) that the Funds are expected to have access to enhanced distribution channels, with the potential for expanded sales of Fund shares and resulting increases in Fund assets;

(vii) the potential for the realization of additional economies of scale over time and the potential of the Funds to share in, and benefit from, these economies, if any are realized;

(viii) that Arrowpoint has committed to refrain from imposing or seeking to impose, for a period of not less than two years after the Closing, any “unfair burden” (within the meaning of Section 15(f) of the 1940 Act) on any Fund; and

Board Consideration of Proposed Management Agreement with Arrowpoint Asset Management, LLC (unaudited) (continued)

(ix) that Arrowpoint and the Current Adviser will bear the costs of obtaining the approval by shareholders of the Funds of the Proposed Management Agreement.

Nature, Extent and Quality of Services to be Provided

The Directors received and considered substantial information and data regarding the nature, extent and quality of services to be provided to the Funds by Arrowpoint under the Proposed Management Agreement. The most recent investment adviser registration form filed with the Securities and Exchange Commission (Form ADV) for Arrowpoint was made available to and reviewed by the Board and Independent Counsel, as well as extensive materials presented by and requested from Arrowpoint, the Current Adviser and Lipper, Inc., an independent provider of investment company data (“Lipper”). The Directors reviewed and analyzed these materials, which included, among other things, information about the background, experience and capabilities of senior management and other investment and administrative personnel of Arrowpoint. The Directors considered, among other factors, the capabilities and quality of Arrowpoint’s investment management, research and trade execution personnel and other resources that would be dedicated to performing services for the Funds. The Directors also considered Arrowpoint’s ability to provide administrative and operational services to the Funds. In addition, the Directors considered matters related to Arrowpoint’s compliance programs and its compliance history. The Directors also discussed the ability of Arrowpoint to administer and oversee outside service providers to the Funds and were satisfied with Arrowpoint’s capabilities for providing services and overseeing and reviewing services to be rendered by outside providers.

In evaluating the services to be provided under the Proposed Management Agreement, the Directors considered their discussions with representatives of Arrowpoint and the Current Adviser at the meetings referenced above regarding the management of each Fund. In this connection, the Directors considered representations by Arrowpoint that there would be no diminution in the nature and quality of services provided to the Funds and that Arrowpoint believed that the combined resources of Arrowpoint and the Current Adviser would result in enhanced services to the Funds. The Directors received and considered information describing how the Transaction is expected to impact the Current Adviser’s personnel that service the Funds, including actions proposed to be taken by Arrowpoint to minimize the likelihood of departures of key personnel.

With respect to portfolio management, the Directors reviewed information regarding Arrowpoint’s plans for designating portfolio management personnel to service the Funds after the Closing. The Directors considered Arrowpoint’s representation that the existing portfolio management team from the Current Adviser, led by Mr. England, will continue to manage the Meridian Value Fund and the Meridian Equity Income Fund following the Closing and that Messrs. Schaub and Meade would assume lead portfolio management responsibility for the Meridian Growth Fund following the Closing. The Directors considered information relating to the qualifications of Messrs. Schaub and Meade, including that each of these individuals brings over 14 years of investment experience, most recently as portfolio managers for Janus Capital Group where they collectively managed over $8 billion, including the Janus Triton and

Board Consideration of Proposed Management Agreement with Arrowpoint Asset Management, LLC (unaudited) (continued)

Janus Venture Funds, in addition to institutional separate accounts in the small and small/mid cap growth disciplines. The Directors considered information regarding Arrowpoint’s overall investment capabilities, experiences and resources, including that its senior management team, including its principals, had substantial prior experience at another firm managing several equity mutual funds with approximately $50 billion in assets. Similarly, the Directors evaluated the ability of Arrowpoint, based on its resources, reputation and other attributes, to attract and retain qualified investment professionals. In this regard, the Directors considered information regarding the nature of the compensation structure applicable to portfolio managers and other key investment personnel, including as it relates to the alignment of the interests of portfolio management personnel with those of Fund shareholders.

The Directors reviewed and compared information from Arrowpoint regarding various contemplated service provider arrangements, including information regarding both immediate and potential future plans in respect of these arrangements. In this connection, the Directors considered information regarding a potential distribution arrangement with an affiliate of Arrowpoint intended to increase the distribution of the Funds, as well as the possibility that the Funds will add certain share classes in the future in support of Arrowpoint’s plans for enhanced distribution.

In addition, the Directors reviewed and compared materials and information regarding the compliance and operational capabilities of Arrowpoint and the Current Adviser as they relate to the Funds, including their respective compliance policies and procedures and reporting standards. The Directors considered representations from Arrowpoint regarding its intention to enhance trading, operational, and compliance systems for the Funds. The Directors noted that the Funds’ compliance policies and procedures will be reviewed and, as necessary, updated and enhanced to reflect the integrated operations of the Current Adviser and Arrowpoint.

The Directors reviewed information about the financial condition of Arrowpoint and were satisfied that Arrowpoint had adequate financial capabilities to perform the services required under the Proposed Management Agreement. The Directors also considered Arrowpoint’s representation that it is not the subject of any pending legal, arbitration or regulatory proceedings that are likely to have a material adverse effect on the ability of Arrowpoint to provide services to the Funds.

Based on the foregoing and other information considered relevant, the Directors concluded that, on an overall basis, they were satisfied as to the expected nature, extent and quality of services to be provided to each Fund by Arrowpoint under the Proposed Management Agreement.

Investment Management Fee Rates and Other Expenses

The Directors reviewed and considered the proposed contractual investment advisory fee rates to be paid by each Fund to Arrowpoint for investment management services, which are the same as the fee rates currently paid by each Fund to the Current Adviser under the Current Management Agreement.

The Directors also reviewed and considered information regarding each Fund’s total expense ratio and its various components, including contractual management fees, actual management fees, actual non-

Board Consideration of Proposed Management Agreement with Arrowpoint Asset Management, LLC (unaudited) (continued)

management fees, custody fees and transfer agency fees. The Directors reviewed comparisons of these fees to fee information for a group of Funds that was determined by Lipper to be the most similar to a given Fund (the “Peer Group”) and to the performance of a broader universe of relevant funds as determined by Lipper (the “Universe”), which comparative data was provided by Lipper. The Directors were provided with a description of the methodology used by Lipper to select the mutual funds in each Fund’s Peer Group and Universe. With respect to comparable accounts managed by Arrowpoint, the Directors noted that Arrowpoint did not currently manage any funds comparable to the Funds that would provide an appropriate fee comparison.

For each Fund, the Directors concluded that the contractual investment advisory fee rates to be paid by each Fund and the total expense ratio were at acceptable levels in light of the quality of services provided to the Fund. The Directors noted that the voluntary expense reimbursements applicable to Meridian Equity Income Fund would be maintained, but, as is currently the case, could be changed or terminated at any time by Arrowpoint given that this is a voluntary commitment.

Fund Performance

The Directors reviewed detailed performance information for each Fund at various Board meetings during the year in addition to the additional performance information that they reviewed and evaluated in connection with the Transaction. The Directors considered the performance results for each of the Funds over multiple measurement periods. They also considered these results in comparison to the performance results of each Fund’s Peer Group and Universe, as well as to each Fund’s benchmark index. The Board also noted certain risk-adjusted performance data.

The Directors also reviewed and evaluated information and data regarding the investment performance record of Arrowpoint and the performance of the Janus Triton Fund, which, as noted above was managed by Messrs. Schaub and Meade prior to their joining Arrowpoint earlier in 2013. In this regard, the Directors reviewed a comparison of the characteristics, including investment objectives and strategies, of the Meridian Growth Fund and the Janus Triton Fund and concluded that, on balance, this was a relevant comparison. The Directors also considered how the Fund would be managed by Arrowpoint after the Closing.

The Directors recognized that for each Fund, it is not possible to predict with certainty what effect, if any, consummation of the Transaction will have on the future performance of the Funds, noting in particular that past investment performance is no assurance of future results.

Costs of Services to be Provided and Profitability

The Board noted its review of the Current Adviser’s costs and profitability during its most recent review and approval of the Current Management Agreement. The Board also reviewed information provided to them by Arrowpoint that described the anticipated effect that the Transaction would have on

Board Consideration of Proposed Management Agreement with Arrowpoint Asset Management, LLC (unaudited) (continued)

profitability. In this regard, the Board considered Arrowpoint’s representations that it intended to invest significantly in the systems, processes and related infrastructure supporting the management of the Funds and noted Arrowpoint’s representation that, as a result, Arrowpoint expected its projected level of profitability to be lower than that of the Current Adviser. The Board acknowledged that any projection regarding Arrowpoint’s profitability would depend on many factors and assumptions and therefore was speculative. The Board noted that it would have on-going opportunities to assess Arrowpoint’s profitability in the future based on actual results.

In considering the costs of services to be provided by Arrowpoint under the Proposed Management Agreement from its relationship with the Funds, the Directors considered, among other things, that there would be no increase in fee rates under the Proposed Management Agreement.

Economies of Scale

The Directors received and evaluated information regarding the potential to realize economies of scale with respect to management of the Funds, whether the Funds would appropriately benefit from any economies of scale and whether there was any potential for realization of further economies of scale in connection with the Transaction. The Directors noted that the current and proposed investment advisory fee rates for the Meridian Growth Fund and the Meridian Equity Income Fund contain breakpoints that reduce the fee rate on assets above specified levels and that those breakpoints would be retained under the Proposed Management Agreement. The Directors also recognized that the Funds may benefit from certain economies of scale over time, based on potential opportunities for enhanced distribution, synergies with Arrowpoint’s existing operations and other improvements to Fund operations, including further automating certain trading and compliance monitoring functions. The Directors noted that they expect to continue to consider economies of scale from time-to-time following the Closing and thus be in a position to evaluate any additional economies of scale.

The Directors acknowledged the inherent limitations of any analysis of an investment adviser’s economies of scale, stemming largely from the Directors’ understanding that economies of scale are generally realized, if at all, by an investment adviser across a variety of products and services, not just with respect to a single fund or a limited number of funds.

Other Benefits to Arrowpoint

The Directors received and reviewed information regarding any expected “fall-out” or ancillary benefits to be received by Arrowpoint and its affiliates as a result of their relationships with the Funds.

Among other things, the Directors noted that Arrowpoint would benefit from soft dollar arrangements using portfolio brokerage of each Fund that invests in equity securities. The Directors also noted that a broker-dealer affiliate of Arrowpoint was expected to be proposed to be the principal underwriter of the Funds and, if engaged by the Funds, could, in the future, retain a portion of the distribution-related fees

Board Consideration of Proposed Management Agreement with Arrowpoint Asset Management, LLC (unaudited) (continued)

from the Funds. The Directors noted that Arrowpoint has indicated that it intends to propose new share classes of the Funds to facilitate expanded distribution opportunities in the future and that certain of these share classes could include Rule 12b-1 and/or other shareholder servicing arrangements. The Directors considered, however, that existing shareholders would continue to enjoy the current fee rates with respect to existing investments in the Funds, as well as additional investments made to their existing accounts and noted that the Board would have an opportunity to review and approve any proposed new share classes, including the impact on the Fund as a whole, prior to launching any such classes. The Directors also considered that Arrowpoint may derive reputational benefits from their association with the Funds.

Summary

After an evaluation of the above-described factors and based on its deliberations and analysis of the information provided and alternatives considered, the entire Board, including all of the Independent Directors, concluded that approval of the Proposed Management Agreement was in the best interests of each of the Funds and its shareholders. Accordingly, the Board unanimously approved the Proposed Management Agreements and has recommended that shareholders of each Fund vote for the approval of the Proposed Management Agreement at an upcoming shareholder meeting.

Meridian Fund, Inc.

Additional Information (unaudited)

For the Year Ended June 30, 2013

1. Proxy Voting Record and Proxy Voting Policies and Procedures: A description of the policies and procedures that each Fund uses to determine how to vote proxies relating to portfolio securities along with information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30, 2013 is available (i) without charge, upon request, by calling (800) 446-6662; (ii) on our website at http://www.meridianfund.com; and (iii) on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov.

2. Information on Form N-Q: The Company files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q within sixty days after the end of the period. The Company’s Form N-Q is available on the SEC’s website at http://www.sec.gov, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling (800) 732-0330.

Information About the Directors and Officers of Meridian Fund, Inc. (unaudited)

The individuals listed below serve as directors or officers of Meridian Fund, Inc. (the “Meridian Funds”). Each director of the Meridian Funds serves until a successor is elected and qualified or until resignation. Each officer of the Meridian Funds is elected annually by the Board of Directors. The address of all officers and directors is 60 East Sir Francis Drake Blvd., Suite 306, Larkspur, CA 94939. The Meridian Funds’ Statement of Additional Information (SAI) includes more information about the Directors. To request a free copy, call Meridian at 1-800-446-6662.

Interested Directors *

Michael Stolper (68)

Positions(s) Held with Fund: Director

Length of Service (Beginning Date): May 3, 1985

Principal Occupation(s) During Past 5 Years: Investment Adviser, Stolper & Company, Inc.; Acting Chief Executive Officer. Aster Investment Management, Inc. since June 2012

Number of Portfolios Overseen: 3

Other Directorships: Window Pane Funds

* Aster Investment Management, Inc. is investment adviser to the Meridian Funds. Mr. Stolper is a minority owner of Aster Investment Management, Inc.

Information About the Directors and

Officers of Meridian Fund, Inc. (unaudited) (continued)

Independent Directors

Ronald Rotter (70)

Positions(s) Held with Fund: Director

Length of Service (Beginning Date): May 2, 2007

Principal Occupation(s) During Past 5 Years: Private Investor

Number of Portfolios Overseen: 3

Other Directorships: N/A

Michael S. Erickson (61)

Positions(s) Held with Fund: Director

Length of Service (Beginning Date): May 3, 1985

Principal Occupation(s) During Past 5 Years: Private Investor

Number of Portfolios Overseen: 3

Other Directorships: N/A

James Bernard Glavin (78)

Positions(s) Held with Fund: Chairman of the Board

Length of Service (Beginning Date): May 3, 1985

Principal Occupation(s) During Past 5 Years: Private Investor

Number of Portfolios Overseen: 3

Other Directorships: N/A

John S. Emrich, CFA (45)

Positions(s) Held with Fund: Director

Length of Service (Beginning Date): October 6, 2010

Principal Occupation(s) During Past 5 Years: Co-founder and Portfolio Manager, Ironworks Capital Management; Member and Manager, Iroquois Valley Farms, LLC

Number of Portfolios Overseen: 3

Other Directorships: N/A

Officers

Gregg B. Keeling, CPA (58)

Positions(s) Held with Fund: Chief Financial Officer, Treasurer, Secretary and Chief Compliance Officer Length of Service: (Beginning Date) April 1999;

Acting President, (Principal Executive Officer), since February 2012

Principal Occupation(s) During Past 5 Years: Aster Investment Management, Inc.,

Chief Financial Officer, Vice President of Operations and Chief Compliance Officer

2013 TAX NOTICE TO SHAREHOLDERS (Unaudited)

The information set forth below is for each Fund’s fiscal year as required by federal laws. Shareholders, however, must report distributions on a calendar year basis for income tax purposes, which may include distributions for portions of two fiscal years of a fund. Accordingly, the information needed by shareholders for income tax purposes will be sent to them in early 2014. Please consult your tax advisor for proper treatment of this information.

For the period July 1, 2012 to June 30, 2013 the Funds reported the following terms with regard to distributions paid during the period. All information is based on financial information available as of the date of this annual report and, accordingly, is subject to change. For each item, it is the intention of each Fund to report the maximum amount permitted under the Internal Revenue Code and the regulations thereunder.

Pursuant to Internal Revenue Code Section 852(b)(3), the Growth Fund reported the amount $314,218,752 as a long-term capital gain distribution for the year ended June 30, 2013.

Pursuant to Internal Revenue Code Section 854(b)(2), the Funds listed below report a percentage of their ordinary income dividends distributed during the year ended June 30, 2013 as qualifying for the corporate dividends-received deduction:

Equity Income Fund

100.00%

Growth Fund

100.00%

Value Fund

100.00%

Pursuant to Section 1 (h)(11) of the Internal Revenue Code, the Funds listed below report the following amounts of their income dividends paid during the year ended June 30, 2013 as qualified dividend income (QDI):

Equity Income Fund

100.00%

Growth Fund

100.00%

Value Fund

100.00%

U.S. Government interest represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short-term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for residents of California, Connecticut and New York, the statutory threshold requirements were not satisfied to permit exception of these amounts from state income for the Funds.

U.S Government interest:

Equity Income Fund

0.00%

Growth Fund

0.14%

Value Fund

0.03%

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MERIDIAN FUND, INC.

This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Officers and Directors

JOHN EMRICH

MICHAEL S. ERICKSON

JAMES B. GLAVIN

RONALD ROTTER

MICHAEL STOLPER

Directors

GREGG B. KEELING

Acting President

Chief Financial Officer

Treasurer, Secretary and

Chief Compliance Officer

Custodian

THE BANK OF NEW YORK MELLON

New York, New York

Transfer Agent and Disbursing Agent

BNY MELLON INVESTMENT SERVICING (US) INC.

King of Prussia, Pennsylvania

(800) 446-6662

Counsel

GOODWIN PROCTER LLP

Washington, D.C.

Independent Registered Public

Accounting Firm

PRICEWATERHOUSECOOPERS LLP

San Francisco, California

MERIDIAN EQUITY INCOME FUNDR

MERIDIAN GROWTH FUNDR

MERIDIAN VALUE FUNDR

ANNUAL REPORT

MERIDIAN FUND

INCORPORATEDR

60 E. Sir Francis Drake Blvd.

Wood Island, Suite 306

Larkspur, CA 94939

www.meridianfund.com

Telephone (800) 446-6662

June 30, 2013

Top Ten Holdings

6/30/2013

Meridian Equity Income Fund

	Market	Pct.
Holding	Value	of Portfolio
Flowers Foods, Inc.	$843,413	2.9%
Leggett & Platt, Inc.	709,629	2.5
Eaton Corp. Plc (Ireland)	706,799	2.5
Meredith Corp.	705,960	2.5
RPM International, Inc.	702,680	2.4
BlackRock, Inc.	693,495	2.4
Kimberly-Clark Corp.	684,837	2.4
Cisco Systems, Inc.	680,680	2.4
Walgreen Co.	680,680	2.4
Johnson & Johnson	677,006	2.4

Total Net Assets	$28,697,158

Meridian Growth Fund

	Market	Pct.
Holding	Value	of Portfolio
Brown & Brown, Inc.	$74,358,336	3.5%
Affiliated Managers Group, Inc.	63,280,840	3.0
Perrigo Co.	58,334,100	2.8
Mohawk Industries, Inc.	57,471,141	2.7
Stericycle, Inc.	54,795,366	2.6
LKQ Corp.	54,775,400	2.6
Jones Lang LaSalle, Inc.	54,292,098	2.6
FMC Corp.	50,270,698	2.4
East West Bancorp, Inc.	48,584,250	2.3
Cerner Corp.	48,045,000	2.3

Total Net Assets	$2,112,945,125

Meridian Value Fund

	Market	Pct.
Holding	Value	of Portfolio
Broadridge Financial Solutions, Inc.	$21,014,148	3.0%
Haemonetics Corp.	18,173,325	2.6
Huron Consulting Group, Inc.	17,931,872	2.5
Hawaiian Electric Industries, Inc.	17,701,181	2.5
Verint Systems, Inc.	17,433,505	2.5
Arthur J Gallagher & Co.	17,305,609	2.5
Alexander & Baldwin, Inc.	16,345,200	2.3
LKQ Corp.	15,635,400	2.2
Bally Technologies, Inc.	15,176,980	2.2
EOG Resources, Inc.	14,484,800	2.1

Total Net Assets	$704,522,621

Top Ten Sectors

6/30/2013

Meridian Equity Income Fund

	Market	Pct.
Sector	Value	Assets
Chemicals—Specialty	$1,240,418	4.3%
Software & Services	1,161,207	4.0
Technology	1,155,976	4.0
Semiconductors	1,020,454	3.6
Energy	983,058	3.4
Food	843,413	2.9
Household—Home Furnishings	709,629	2.5
Industrial Machinery	706,799	2.5
Media	705,960	2.5
Asset Management & Custody Banks	693,495	2.4

Total Net Assets	$28,697,158

Meridian Growth Fund

	Market	Pct.
Sector	Value	Assets
Retail	$261,147,660	12.3%
Tech—Software	147,296,975	7.0
Energy	134,255,558	6.4
Technology	117,194,241	5.5
Brokerage & Money Management	102,868,424	4.9
Banking—Commercial	91,180,130	4.3
Health Care Products	75,501,760	3.6
Insurance Brokers	74,358,336	3.5
Industrial	65,221,212	3.1
Pharmaceuticals	58,334,100	2.8

Total Net Assets	$2,112,945,125

Meridian Value Fund

	Market	Pct.
Sector	Value	Assets
Technology	$70,653,851	10.0%
Industrial	36,051,949	5.1
Semiconductors	32,564,831	4.6
Health Care Products	31,086,457	4.4
Diversified Financial Services	31,079,392	4.4
Energy	29,828,157	4.2
Apparel	29,528,628	4.2
Leisure & Amusement	29,331,980	4.2
Aerospace & Defense	25,873,065	3.7
Food	22,922,124	3.3

Total Net Assets	$704,522,621

MERIDIAN FUND, INC.

Meridian Growth Fund

Performance Update                           6/30/2013

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period Ending	NAV per share	Dividend Paid	Inception to Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
12/31/2007	37.72	3.64	1879.29
12/31/2008	25.07	1.18	1278.60
12/31/2009	34.00	0.14	1777.23
12/31/2010	44.59	0.07	2365.98
12/31/2011	41.63	3.34	2392.28
12/31/2012	39.78	7.03	2698.13
6/30/2013	44.31	0.00	3016.77

For the period ending 30-Jun-13	Total Return	Average Annual Compound Rate of Return
One Year	15.54%	15.54%
Three Years	66.33%	18.48%
Five Years	76.78%	12.07%
Ten Years	175.40%	10.66%
Since Inception (8/1/84)	3016.77%	12.63%

Breakdowns—
Common Stock Cost	$1,549,216,670
Common Stock %	94.0%
US Treasury Bills	2.4%
Cash and Other Assets Less Liabilities	3.6%

Portfolio @                     6/30/2013

AIR FREIGHT & LOGISTICS—0.7%
Expeditors International of Washington, Inc.
AUTOMOTIVE WHOLESALE SERVICES—2.6%
LKQ Corp.*
BANKING—COMMERCIAL—4.3%
Bank of Hawaii Corp.
East West Bancorp, Inc.
BROKERAGE & MONEY MANAGEMENT—4.9%
Affiliated Managers Group, Inc.*
LPL Financial Holdings, Inc.
BUILDING PRODUCTS—2.1%
Valspar Corp. (The)
CELLULAR COMMUNICATIONS—2.0%
SBA Communications Corp. Class A*
CHEMICALS—SPECIALTY—2.4%
FMC Corp.
CONSUMER SERVICES—1.7%
Rollins, Inc.
DISTRIBUTION & WHOLESALE—2.7%
Watsco, Inc.
World Fuel Services Corp.
ELECTRONIC EQUIPMENT MANUFACTURING—2.2%
AMETEK, Inc.
ENERGY—6.4%
Continental Resources, Inc.*.
Core Laboratories NV (Netherlands)
FMC Technologies, Inc.*
Noble Energy, Inc.

ENVIRONMENTAL FACILITIES & SERVICES—2.6%
Stericycle, Inc.*
FLOORING & CARPETS—2.7%
Mohawk Industries, Inc.*
FURNITURE & FIXTURES—1.9%
Herman Miller, Inc.
HEALTH CARE INFORMATION SERVICES—2.3%
Cerner Corp.*
HEALTH CARE PRODUCTS—3.6%
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*
HEALTH CARE TECHNOLOGY—2.7%
IDEXX Laboratories, Inc.*
PerkinElmer, Inc.
INDUSTRIAL—3.1%
Woodward, Inc.
Xylem, Inc.
INDUSTRIAL CONGLOMERATES—2.1%
Pall Corp.
INSURANCE BROKERS—3.5%
Brown & Brown, Inc.
LEISURE & AMUSEMENT—0.7%
Royal Caribbean Cruises, Ltd.
LEISURE PRODUCTS—1.3%
Brunswick Corp.
PHARMACEUTICALS—2.8%
Perrigo Co.

RAILROADS—0.8%
Genesee & Wyoming, Inc. Class A*
REAL ESTATE MANAGEMENT & SERVICES—2.6%
Jones Lang LaSalle, Inc.
RESTAURANTS—1.1%
Cracker Barrel Old Country Store, Inc.
RETAIL—12.3%
AutoZone, Inc.*
Bed Bath & Beyond, Inc.*
Coach, Inc.
Dollar Tree, Inc.*
DSW, Inc. Class A
Mattel, Inc.
PetSmart, Inc.
Sally Beauty Holdings, Inc.*
Tumi Holdings, Inc.*
TECHNOLOGY—5.5%
Avago Technologies, Ltd. (Singapore)
Trimble Navigation, Ltd.*
Zebra Technologies Corp. Class A*
TECH—SOFTWARE—7.0%
ANSYS, Inc.*
Citrix Systems, Inc.*
MICROS Systems, Inc.*
QLIK Technologies, Inc.*
Solera Holdings, Inc.
Teradata Corp.*
TIBCO Software, Inc.*
TRANSPORTATION—1.6%
Kirby Corp.*
TRUCKING—1.8%
J.B. Hunt Transport Services, Inc.

* Non-income producing securities

MERIDIAN FUND, INC.

Meridian Value Fund

Performance Update                           6/30/2013

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period Ending	NAV per share	Dividend Paid	Inception to Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
12/31/2007	31.92	6.39	752.12
12/31/2008	20.40	1.32	479.90
12/31/2009	24.51	0.25	603.93
12/31/2010	28.90	0.08	732.27
12/31/2011	28.08	0.13	712.39
12/31/2012	32.86	0.11	853.92
6/30/2013	37.20	0.00	979.91

For the period ending 30-Jun-13	Total Return	Average Annual Compound Rate of Return
One Year	21.98%	21.98%
Three Years	64.92%	18.15%
Five Years	37.45%	6.57%
Ten Years	129.52%	8.66%
Since Inception (2/94)	979.91%	13.06%
Breakdowns—
Common Stock Cost	$508,079,496
Common Stock %	94.8%
U.S. Treasury Bills	2.1%
Cash and Other Assets Less Liabilities	3.1%

Portfolio @                     6/30/2013

AEROSPACE & DEFENSE—3.7%
FLIR Systems, Inc.
Orbital Sciences Corp.*
APPAREL—4.2%
Gildan Activewear, Inc. (Canada)
Maidenform Brands, Inc.*
Wolverine World Wide, Inc.
AUTOMOTIVE WHOLESALE SERVICES—2.2%
LKQ Corp.*
BANKING—COMMERCIAL—1.7%
Associated Banc-Corp.
BANKING—REGIONAL BANKS—2.0%
First Niagara Financial Group, Inc.
BASIC MATERIALS—1.9%
Compass Minerals International, Inc.
CHEMICALS—SPECIALTY— 0.9%
Innophos Holdings, Inc.
CONSULTING SERVICES—2.5%
Huron Consulting Group, Inc.*
CONSUMER PRODUCTS—1.5%
Scotts Miracle-Gro Co. (The) Class A
DIVERSIFIED FINANCIAL SERVICES—4.4%
Broadridge Financial Solutions, Inc.
Equifax, Inc.
DIVERSIFIED OPERATIONS—1.8%
Koninklijke Philips Electronics N.V. (Netherlands)
ENERGY—4.2%
Energen Corp.
EOG Resources, Inc.
Occidental Petroleum Corp.
FOOD—3.3%
Chiquita Brands International, Inc.*
Flowers Foods, Inc.
Lancaster Colony Corp.

HEALTH CARE PRODUCTS—4.4%
Haemonetics Corp.*
Masimo Corp.
HEALTH CARE SERVICES—3.0%
Humana, Inc.
ICON Plc ADR* (Ireland)
HOME IMPROVEMENT RETAIL—1.6%
Sherwin-Williams Co. (The)
HOUSEHOLD—HOME FURNISHINGS—1.1%
Tempur Sealy International, Inc.*
INDUSTRIAL—5.1%
Flowserve Corp.
Lennox International, Inc.
Xylem, Inc.
INDUSTRIAL CONGLOMERATES—1.4%
Air Products & Chemicals, Inc.
INDUSTRIAL SERVICES—1.0%
W.W. Grainger, Inc.
INSURANCE—2.5%
Arthur J Gallagher & Co.
LEISURE & AMUSEMENT—4.2%
Bally Technologies, Inc.*
Polaris Industries, Inc.
METALS—0.8%
New Gold, Inc.* (Canada)
OFFICE SERVICES & SUPPLIES—2.0%
Steelcase, Inc. Class A
PACKAGING—1.6%
Aptargroup, Inc.
PHARMACEUTICALS—1.4%
Hospira, Inc.*

RAILROADS—3.0%
Genesee & Wyoming, Inc. Class A*
Union Pacific Corp.
REAL ESTATE—2.3%
Alexander & Baldwin, Inc.*
RESTAURANTS—1.2%
Denny’s Corp.*
RETAIL—2.9%
Aeropostale, Inc.*
Mattel, Inc.
SEMICONDUCTORS—4.6%
Linear Technology Corp.
NVIDIA Corp.
Power Integrations, Inc.
STORAGE—1.3%
Mobile Mini, Inc.*
TECHNOLOGY—10.0%
Brocade Communications Systems, Inc.*
Cree, Inc.*
eBay, Inc.*
Informatica Corp.*
Itron, Inc.*
National Instruments Corp.
Ubiquiti Networks, Inc.
Verint Systems, Inc.*
TECH—SOFTWARE—1.3%
Citrix Systems, Inc.*
TRANSPORTATION—1.3%
Matson, Inc.
UTILITIES—2.5%
Hawaiian Electric Industries, Inc.

*	Non-income producing securities

MERIDIAN FUND, INC.

Meridian Equity Income Fund

Performance Update                           6/30/2013

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period Ending	NAV per share	Dividend Paid	Inception to Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%
12/31/2006	12.24	0.28	26.72
12/31/2007	11.42	0.76	26.08
12/31/2008	7.23	0.75	(11.87)
12/31/2009	8.65	0.19	7.78
12/31/2010	9.88	0.21	25.70
12/31/2011	10.22	0.21	32.78
12/31/2012	10.82	0.28	44.19
6/30/2013	12.35	0.00	64.58

For the period ending 30-Jun-13	Total Return	Average Annual Compound Rate of Return
One Year	18.28%	18.28%
Three Years	55.22%	15.78%
Five Years	43.76%	7.53%
Since Inception (01/31/05)	64.58%	6.10%
Breakdowns—
Common Stock Cost	$23,250,093
Common Stock %	99.0%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	1.0%

Portfolio @                     6/30/2013

AEROSPACE & DEFENSE—2.2%
Lockheed Martin Corp.
AIR FREIGHT & LOGISTICS—2.1%
United Parcel Service, Inc. Class B
ASSET MANAGEMENT & CUSTODY BANKS—2.4%
BlackRock, Inc.
BANKING—COMMERCIAL—1.9%
Bank of Hawaii Corp.
BANKING—REGIONAL BANKS—2.1%
Cullen/Frost Bankers, Inc.
BASIC MATERIALS—2.2%s
Compass Minerals International, Inc.
BREWERS—2.0%
Molson Coors Brewing Co. Class B
CHEMICALS—DIVERSIFIED—1.8%
EI du Pont de Nemours & Co.
CHEMICALS—SPECIALTY—4.3%
Innophos Holdings, Inc.
RPM International, Inc.
CONSUMER PRODUCTS—2.1%
Scotts Miracle-Gro Co. (The) Class A
CONSUMER PRODUCTS—HOUSEHOLD—2.4%
Kimberly-Clark Corp.
DATA PROCESSING & OUTSOURCED SERVICES—2.1%
Paychex, Inc.
DISTRIBUTION & WHOLESALE—2.1%
Genuine Parts Co.
DIVERSIFIED FINANCIAL SERVICES—1.9%
Broadridge Financial Solutions, Inc.
DIVERSIFIED OPERATIONS—1.7%
Koninklijke Philips N.V. (Netherlands)

ELECTRICAL COMPONENTS & EQUIPMENT—2.0%
Emerson Electric Co.
ELECTRONIC EQUIPMENT MANUFACTURING—2.0%
Molex, Inc.
ENERGY—3.4%
Chevron Corp.
Enbridge Energy Partners LP
FOOD—2.9%
Flowers Foods, Inc.
FOOD DISTRIBUTORS—2.0%
SYSCO Corp.
HEALTH CARE PRODUCTS—2.1%
Baxter International, Inc.
HOUSEHOLD—HOME FURNISHINGS—2.5%
Leggett & Platt, Inc.
INDUSTRIAL CONGLOMERATES—1.9%
Air Products & Chemicals, Inc.
INDUSTRIAL MACHINERY—2.5%
Eaton Corp. Plc (Ireland)
INSURANCE BROKERS—1.7%
Marsh & McLennan Cos., Inc.
MEDIA—2.5%
Meredith Corp.
METALS—1.1%
Newmont Mining Corp.
OFFICE SERVICES & SUPPLIES—2.3%
Steelcase, Inc. Class A
OIL & GAS—STORAGE & TRANSPORTATION—2.0%
Spectra Energy Corp.
PACKAGING—1.8%
Greif, Inc. Class A

PHARMACEUTICALS—2.4%
Johnson & Johnson
RAILROADS—1.7%
Norfolk Southern Corp.
REITS—HOTEL & LODGING—1.6%
Chatham Lodging Trust REIT
REITS—SPECIALIZED—1.7%
Campus Crest Communities, Inc. REIT
RESTAURANTS—1.8%
Einstein Noah Restaurant Group, Inc.
RETAIL—2.2%
Hasbro, Inc.
RETAIL—DRUG STORE—2.4%
Walgreen Co.
SEMICONDUCTORS—3.6%
Intel Corp.
Linear Technology Corp.
SOFT DRINKS—1.9%
Dr Pepper Snapple Group, Inc.
SOFTWARE & SERVICES—4.0%
CA, Inc.
Microsoft Corp.
TECHNOLOGY—4.0%
Apple, Inc.
Cisco Systems, Inc.
TELECOMMUNICATION SERVICES—INTEGRATED—1.9%
AT&T, Inc.
TOBACCO—2.0%
Reynolds American, Inc.
UTILITIES—1.8%
Hawaiian Electric Industries, Inc.